Form 10-K, Exhibit 13
period 1994-08-27
SUPER FOOD SERVICES INC
filed 1994-11-25
CIK 95504

Exhibit 3

              MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS


The following discussion should be read in conjunction with the consoli-dated financial statements and notes thereto. All dollar information is in thousands, except per share amounts.

1994 versus 1993
- - ----------------
                                  1994             1993            % Change
 Sales and other income        $1,130,095       $1,165,520          (3.0%)

This decrease in sales resulted primarily from economic and competitive pressures.

                                  1994             1993            % Change
 Cost of sales                 $1,079,057       $1,113,224          (3.1%)

Cost of sales includes cost of the products distributed as well as warehouse, delivery and building expenses. The Company experienced lower cost of sales due to lower sales volume and slightly higher margins as a result of a favorable shift in product mix. The Company experienced higher warehouse and delivery expenses ($518) primarily due to higher cost of labor and higher building costs ($883) resulting from higher payroll costs, storage costs, real estate taxes and repairs. The Company also reduced certain operating reserves between years. In addi-tion, the Company experienced inflation during Fiscal 1994 versus deflation during Fiscal 1993. This caused a $1,580 reduction of income in Fiscal 1994 as a result of applying the LIFO inventory methodology.

                                  1994             1993            % Change
 Selling, general and
   administrative expenses    $   34,013       $   33,832             .5%

Expenses increased by $181 due primarily to higher provision for doubt-ful accounts ($1,042) and an increase in the provision for early retiree health care benefits of $202 due to compliance with SFAS No. 106. These increases were offset by reductions in payroll and employee benefits between years.

                                  1994             1993            % Change

 Interest expense             $    6,314       $    6,957           (9.2%)
 Interest income              $   (3,540)      $   (3,651)           3.0%

Interest expense decreased due to lower interest rates on short-term borrowings, lower average borrowing levels of long-term debt, and the capitalization of interest costs ($289) related to the warehouse expan-sion in Bridgeport. Interest income declined due to a reduction in outstanding direct financing leases.

                                  1994             1993             Change
 Effective tax rate               38.1%            39.2%            (1.1%)

The Company's effective tax rate decreased due to the receipt of income tax refunds from certain states. Without the refunds, the Company's effective state tax rate would have been comparable with the prior year.

1993 versus 1992
- - ----------------
                                  1993             1992           % Change
 Sales and other income       $1,165,520       $1,573,321         (25.9%)

This decrease in sales resulted primarily from the closing of the Florida Division ($415,055). This reduction was offset somewhat by sales increases at the Company's current operating divisions of $7,255. Fiscal 1993 sales were still hampered by the weak economy and continuing competitive pressures.

                                  1993             1992           % Change
 Cost of sales                $1,113,224       $1,515,657         (26.6%)

Cost of sales includes cost of the products distributed as well as warehouse, delivery and building expenses. The decrease resulted primarily from the closing of the Florida Division ($406,843). This reduction was offset by a net increase in costs at the Company's current operating divisions of $4,411. At these divisions, the Company experi-enced higher warehouse expenses ($1,337) primarily due to higher cost of labor and workers' compensation; higher delivery expense ($296) due primarily to higher cost of labor and workers' compensation, offset by lower fuel costs; and higher building costs ($2,483) resulting primarily from the expansion of the warehouse at the Cincinnati Division. In addition, the Company experienced more deflation in Fiscal 1993 versus Fiscal 1992, which resulted in an additional $1,274 credit to income in Fiscal 1993 from applying the LIFO inventory methodology.

                                  1993             1992            % Change

 Selling, general
   and administrative
   expenses                   $   33,832       $   38,391          (11.9%)

The closing of the Florida Division resulted in the elimination of $4,020 in expenses. Expenses at current operating divisions decreased by $539 due to lower wages and benefits.

                                  1993             1992            % Change

 Interest expense             $    6,957       $    7,954          (12.5%)
 Interest income              $   (3,651)      $    2,784          (31.1%)

Interest expense decreased due to lower interest rates on short-term borrowings as well as lower borrowing levels of both long-term and short-term debt due to the cash generated from the close-down of the Florida Division, offset by higher interest expense resulting from new capitalized lease obligations. Interest income increased due to more notes receivable and direct-financing leases being outstanding.

                                  1993             1992            % Change

 Provision for closing
   Florida Division           $      -0-       $   22,986            N.M.

In the third quarter of Fiscal 1992, the Company recorded a special pretax charge of $22,986 in connection with the closing of the Florida Division. No additional provision was required for Fiscal 1993.

                                  1993             1992             Change
 Effective tax rate               39.2%            38.6%             .6%

The Company experienced a lower effective tax rate in 1992 because a portion of the Florida charge did not receive full tax benefit in certain states.

Inflation and Changing Prices
- - -----------------------------

The Company's business is characterized by large purchases and high sales volumes, rapid inventory turns and low profit margins. In this environment, vendor price increases and decreases are typically passed on immediately to the customers. The Company does not believe inflation or deflation has significantly affected its competitive position in the industry.

However, since price changes do cause sales dollars to fluctuate more than sales quantities, the use of the LIFO method of accounting for inventories has reduced the impact of price changes on earnings by matching current costs with current revenues.

Capital Resources and Liquidity
- - -------------------------------
                                           1994                     1993

        Cash                             $ 15,834                 $ 14,402
        Working capital                  $ 93,432                 $102,870
        Long-term obligations,
          including capitalized
          leases                         $ 55,994                 $ 60,285
        Cash provided by operations      $ 16,468                 $ 19,474
        Cash used for investments        $(16,141)                $ (7,343)
        Cash provided by (used for)
           financing                     $  1,105                 $(13,321)

The Company's financial condition remained strong as of August 27, 1994. The current ratio was 2.39 to 1 at August 27, 1994 as compared to 2.87 to 1 at August 28, 1993.

Trade receivables increased by $1,968 as the Company's customers continue to be adversely affected by current economic and competitive conditions. Company management expects that such conditions will continue into Fiscal 1995. Inventories decreased by $1,819 as the Company made a concerted effort to reduce its investment in non-cash working capital. The Company experienced minimal price changes on products distributed. In addition, the Company paid $1.5 million (net of taxes) related to the Florida closing during Fiscal 1994.

Net cash used for investment activities during the 52 weeks ended August 27, 1994, aggregated $16,141, of which $18,030 was invested in property, plant and equipment. The increase over the prior year resulted primarily from the Bridgeport warehouse addition ($10,831). The remaining balance was spent on delivery and other miscellaneous equipment. The Company anticipates that its capital spending level in Fiscal 1995 will decrease primarily due to the completion of the

Bridgeport expansion. The Company issued $5,510 of long-term notes receivable to existing or new customers, while collecting $6,360 on notes previously issued to current customers. The Company believes that its outstanding notes receivable balances may continue to grow as the Company continues to invest in its customers.

Net cash provided by financing activities during the 52 weeks ended August 27, 1994, aggregated $1,105. The Company paid $3,942 of divi-dends during Fiscal 1994. The Company was able to reduce long-term debt by $4,400 but did increase average short-term borrowings to $13,602 from $11,363 the previous year. There was $9,000 in short-term borrowings at year end. The Company expects that it will continue to incur short-term borrowings from time to time to finance working capital needs; however, the Company anticipates that its short-term borrowings will continue at lower than historical levels.

Depreciation and amortization of property, equipment and capital leases for the three years in the period ended August 27, 1994 are as follows:

        Year                Property and Equipment         Capital Leases

        1994                        $6,787                    $  405
        1993                         6,727                       405
        1992                         7,692                     1,021

During the first quarter of Fiscal 1994, the Company adopted Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes." The cumulative effect of adopting SFAS No. 109 as of August 29, 1993 was immaterial. Additionally, the impact of SFAS
No. 109 on the provision for income taxes for the year ended August 27, 1994 was immaterial.

The Company adopted Financial Accounting Standards No. 106 (SFAS
No. 106), "Accounting for Post-Retirement Benefits," on August 29, 1993. The Company decided to record the Accumulated Post-Retirement Benefit Obligation of $2.5 million over 20 years. SFAS No. 106 will have no effect on the Company's current cash outlays for retiree benefits.

In addition, the Company offers former or inactive employees other benefits before retirement. Management does not believe that such benefits are material to the Company's financial position, results of operations or cash flows.

During the year, the Company paid cash dividends on its Common Shares of $.36 per share. Fiscal year 1994 represents the twenty-eighth year of consecutive cash dividends.

                          CONSOLIDATED BALANCE SHEETS

Super Food Services, Inc., and Subsidiaries
August 27, 1994 and August 28, 1993
(amounts in thousands)
_______________________________________________________________________________
ASSETS                                                 1994          1993


CURRENT ASSETS:
   Cash                                              $ 15,834      $ 14,402
                                                     --------      --------
   Receivables
       Retailers--trade                                60,680        58,712
                 notes (current portion)                4,543         4,733
       Suppliers and miscellaneous                      8,210         8,303
                                                     --------      --------
                                                       73,433        71,748
       Less--Allowance for doubtful accounts           (7,733)       (7,312)
                                                     --------      --------
                                                       65,700        64,436
                                                     --------      --------
   Merchandise inventory                               63,343        65,162
                                                     --------      --------
   Future tax benefits (Note 2)                         6,768         7,020
   Prepaid expenses and other                           8,835         6,838
                                                     --------      --------
          Total current assets                        160,480       157,858
                                                     --------      --------
NOTES RECEIVABLE FROM RETAILERS
   (long-term portion), net of allowance
       for doubtful accounts of $3,265 in
       1994 and $1,714 in 1993                         16,179        17,969
                                                     --------      --------
PROPERTY AND EQUIPMENT (Note 8)
   Land                                                 1,998         1,998
   Buildings                                           28,267        29,846
   Equipment, vehicles and other                       91,384        74,252
                                                     --------      --------
                                                      121,649       106,096
   Accumulated depreciation and
       amortization                                   (59,225)      (54,538)
                                                     --------      --------
          Net property and equipment                   62,424        51,558
                                                     --------      --------
OTHER ASSETS:
   Investment in direct financing leases
       (Note 8)                                        15,278        15,758
   Excess of purchase price over net
       tangible assets (Note 1)                         4,405         4,471
   Future tax benefits (payable) (Note 2)                (925)          399
   Other                                                  578           225
                                                     --------      --------
          Total other assets                           19,336        20,853
                                                     --------      --------
                                                     $258,419      $248,238
                                                     ========      ========

The accompanying notes are an integral part of these consolidated balance sheets.

Super Food Services, Inc., and Subsidiaries
August 27, 1994 and August 28, 1993
(amounts in thousands)


LIABILITIES AND SHAREHOLDERS' EQUITY                   1994          1993

CURRENT LIABILITIES:
   Accounts payable                                  $ 38,302      $ 34,742
   Note payable to bank (Note 3)                        9,000            -
   Current maturities of long-term
       obligations                                      2,657         2,657
   Current maturities of obligations
       under capitalized leases                           904         1,013
   Current portion of Florida
       closing liabilities                              1,250         2,100
   Accrued payroll and vacation                         2,857         2,773
   Taxes other than income                              2,423         2,644
   Other current liabilities                            9,655         9,059
                                                     --------      --------
                 Total current liabilities             67,048        54,988



LONG-TERM OBLIGATIONS (Note 3)                         31,602        34,867
                                                     --------      --------


OBLIGATIONS UNDER CAPITALIZED LEASES
   (Note 8)                                            24,392        25,418
                                                     --------      --------


LONG-TERM FLORIDA CLOSING LIABILITIES
   (Note 4)                                             2,404         5,324
                                                     --------      --------


COMMITMENTS AND CONTINGENT LIABILITIES
   (Note 10)                                               -             -

SHAREHOLDERS' EQUITY (Notes 3, 5 and 6):
   Common Shares, $1.00 par value,
       35,000 sharesauthorized, 10,949 and
       10,906 shares issued and outstanding
       in 1994 and 1993, respectively                  10,949        10,906
   Paid-in capital                                     29,408        29,004
   Retained earnings                                   92,616        87,731
                                                     --------      --------
                 Total shareholders' equity           132,973       127,641
                                                     --------      --------
                                                     $258,419      $248,238
                                                     ========      ========

The accompanying notes are an integral part of these consolidated balance sheets.

Super Food Services, Inc., and Subsidiaries
For the Fiscal Years Ended August 27, 1994, August 28, 1993 and August 29, 1992
(amounts in thousands except per share amounts)
                                                      1994                    1993                     1992
SALES AND OTHER INCOME (Note 4)                    $1,130,095              $1,165,520               $1,573,321
                                                   ----------              ----------               ----------
COSTS AND EXPENSES:
    Cost of sales, including ware-
       house and delivery expenses                  1,079,057               1,113,224                1,515,657
    Selling, general and
       administrative expenses                         34,013                  33,832                   38,391
    Interest expense                                    6,314                   6,957                    7,954
    Interest income                                    (3,540)                 (3,651)                  (2,784)
    Provision for closing Florida
      Division (Note 4)                                    -                       -                    22,986
                                                   ----------              -----------              ----------
                 Total Cost and Expenses            1,115,844                1,150,362               1,582,204
                                                   ----------              -----------              ----------
INCOME (LOSS) BEFORE INCOME
    TAXES                                              14,251                  15,158                   (8,883)

PROVISION (BENEFIT) FOR INCOME
    TAXES  (Note 2)                                     5,424                   5,942                   (3,430)
                                                   ----------              ----------               ----------
NET INCOME (LOSS)                                       8,827                   9,216                   (5,453)

DIVIDENDS ON PREFERRED SHARES                              -                       -                        88
                                                   ----------              ----------               ----------

NET INCOME (LOSS) APPLICABLE TO
    COMMON SHARES                                  $    8,827              $    9,216               $   (5,541)
                                                   ----------              ----------               ----------

WEIGHTED AVERAGE NUMBER OF COMMON
    SHARES OUTSTANDING                                 10,943                  10,893                   10,885

EARNINGS (LOSS) PER COMMON SHARE                   $      .81              $      .85               $     (.51)
                                                   ----------              ----------               ----------

The accompanying notes are an integral part of these consolidated statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

Super Food Services, Inc., and Subsidiaries
For the Fiscal Years Ended August 27, 1994, August 28, 1993 and August 29, 1992
(amounts in thousands)
                                                       1994                    1993                     1992
CASH PROVIDED BY (USED FOR)
    OPERATING ACTIVITIES:
       Net income                                   $  8,827                $  9,216                 $ (5,453)
       Items not affecting cash--
         Depreciation and amortization                 7,258                   7,198                    8,783
         Future income tax benefits                    1,576                   3,473                   (7,272)
         Provision for closing Florida
           Division                                       -                       -                    22,986
       Current items--
         Receivables                                  (1,454)                  5,222                   17,611
         Merchandise inventory                         1,819                     756                   38,773
         Prepaid expenses and other                   (1,997)                  1,828                   (2,351)
         Accounts payable and other                    4,209                     400                  (28,162)
         Florida Closing Liabilities                  (3,770)                 (8,619)                  (3,244)
                                                    --------                --------                 --------
                 Net cash provided by
                   operating activities               16,468                  19,474                   41,671
                                                    --------                --------                 --------
CASH PROVIDED BY (USED FOR)
    INVESTING ACTIVITIES:
       Additions of property and equipment           (18,030)                 (5,174)                 (12,764)
       Increase in long-term notes
         receivable                                   (5,510)                 (9,970)                  (4,659)
       Reduction of long-term
         notes receivable                              7,300                   5,952                    5,107
       Sales and retirement of property
         and equipment, net                               99                   1,849                      216
                                                    --------                --------                 --------
                 Net cash used for investing
                   activities                        (16,141)                 (7,343)                 (12,100)
                                                    --------                --------                 --------
CASH PROVIDED BY (USED FOR)
    FINANCING ACTIVITIES:
       Notes payable to bank                           9,000                  (5,000)                      -
       Retirements of long-term debt
         and lease obligations                        (4,400)                 (4,167)                 (23,983)
       Proceeds from stock plans                         447                      -                       956
       Stock options exercised                            -                      116                      (46)
       Purchase of preferred shares                       -                     (567)                      (9)
       Cash dividends                                 (3,942)                 (3,703)                  (3,793)
                                                    --------                --------                 --------
                 Net cash provided by (used for)
                 financing activities                  1,105                 (13,321)                 (26,875)
                                                    --------                --------                 --------
INCREASE (DECREASE) IN CASH                            1,432                  (1,190)                   2,696
CASH, BEGINNING OF YEAR                               14,402                  15,592                   12,896
                                                    --------                --------                 --------
CASH, END OF YEAR                                   $ 15,834                $ 14,402                 $ 15,592
                                                    ========                ========                 ========

The accompanying notes are an integral part of these consolidated statements.

             CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY




Super Food Services, Inc., and Subsidiaries
For the Fiscal Years Ended August 27, 1994, August 28, 1993 and August 29, 1992
(amounts in thousands except per share amounts)

                                             Common Shares                                 Total
                                                                    Paid-in    Retained   Shareholders
                                            Shares    Amount        Capital    Earnings     Equity
BALANCE AT AUGUST 31, 1991                  10,832    10,832        $28,052    $91,464     $130,348
Net loss                                        -         -              -      (5,453)      (5,453)
Cash dividends
    Preferred Stock, $1.20 per share            -         -              -         (32)         (32)
    Common Stock, $.34 per share                -         -              -      (3,705)      (3,705)
Common Shares issued in connection
    with incentive plans, net                   59        59            851         -           910
Preferred Shares-First Series
    redemption premium                          -         -              -         (56)         (56)
                                            -----------------------------------------------------------
BALANCE AT AUGUST 29, 1992                  10,891    10,891         28,903     82,218      122,012
Net income                                      -         -              -       9,216        9,216
Cash dividends
    Common Stock, $.34 per share                -         -              -      (3,703)      (3,703)
Common Shares issued in connection
    with incentive plans, net                   15        15            101         -           116
                                            -------------------------------------------------------
BALANCE AT AUGUST 28, 1993                  10,906    10,906         29,004     87,731      127,641
Net income                                      -         -              -       8,827        8,827
Cash dividends
    Common Stock, $.36 per share                -         -              -      (3,942)      (3,942)
Common Shares issued in connection
    with incentive plans, net                   43        43            404         -           447
                                            -------------------------------------------------------
BALANCE AT AUGUST 27, 1994                  10,949   $10,949        $29,408    $92,616     $132,973
                                            =======================================================

The accompanying notes are an integral part of these consolidated statements.

Note #1
                 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
               (Amounts in thousands except per share amounts)
Principles of Consolidation

The accompanying consolidated financial statements include Super
Food Services, Inc., and subsidiaries (the "Company"). All signif-icant intercompany balances and transactions have been eliminated.

Fiscal Year

The Company maintains its accounts on a fifty-two/fifty-three week year. The fiscal years ended August 27, 1994, August 28, 1993 and August 29, 1992 all consisted of fifty-two weeks.

Revenue Recognition

Sales are recorded as products are shipped and services are rendered.

Merchandise Inventory

The Company uses the last-in, first-out (LIFO) method of determin-ing cost for most (76% in 1994 and 78% in 1993) of its merchandise inventories. Remaining inventories are valued at the lower of cost or market using the first-in, first-out (FIFO) method. The Company believes that the LIFO method more fairly presents results of operations by eliminating the inflationary cost increases from inventory and thereby more appropriately matching current costs with current revenues. The effect of using LIFO was to reduce inventories at August 27, 1994 and August 28, 1993 by $11,120 and $10,975, respectively, and to increase cost of sales by $144 for 1994 and to decrease cost of sales by $1,436 and $162 for 1993 and 1992, respectively. During Fiscal 1994 and 1993, the Company liquidated certain LIFO inventories that were carried at lower costs prevailing in prior years. The effect of these liquidations was to increase earnings before income taxes by $144 or $.01 per share after tax for 1994 and $726 or $.04 per share after tax for 1993. In 1992, the closing of the Florida Division resulted in a reduction of inventories valued on the LIFO method. This liquida-tion of inventories generated a credit to income of $3,366 which was reflected as a reduction to the "provision for closing Florida Division."

Property and Equipment

Depreciation and amortization are provided over the estimated useful lives of the assets or the remaining terms of leases using the straight-line method. The rates used are as follows:

Buildings                                                  2% to 5% per annum
Equipment, vehicles and other                        10% to 33 1/3% per annum
Leasehold improvements                             lesser of estimated useful
                                                           life or lease term
Capitalized leases                                                 lease term


Excess of Purchase Price

For acquisitions subsequent to November 1, 1970, the excess of purchase price of acquired companies over amounts assigned to net tangible assets (approximately $2,850) is being amortized over 40 years. For acquisitions prior to November 1, 1970, the excess (approximately $1,757) is not being amortized since, in manage-ment's opinion, the value of net assets acquired has not diminished.

Earnings Per Common Share

Earnings per common share is computed after deducting dividends on preferred shares and is based on the weighted average number of common and common equivalent shares outstanding during the year. Options granted under the stock option and employee stock purchase plans (Note 6) are considered common share equivalents. Fully diluted earnings per common share would not be materially different from earnings per share as reported.

Notes Receivable

The Company has notes receivable from certain of its retailers. Generally, these notes require periodic payments of principal and interest and are secured by certain property, equipment, inventory and personal guarantees of the retailers. These notes bear interest based upon the prime rate. At August 27, 1994, the interest rates ranged from 6% to 11%. The Company recognizes interest income on these notes as the interest is collected. The effective rate of interest collected was 7% and 8% for 1994 and 1993, respectively. These notes mature as follows:

                      1995                                         $ 4,543
                      1996                                           4,400
                      1997                                           3,641
                      1998                                           2,592
                      1999                                           1,494
                   Thereafter                                        4,052
                                                                   _______
                                                                   $20,722


Segment Information

The Company is engaged in a single line of business, the wholesale distribution of groceries. The Company supplies more than 875 allied retail stores in cities of varying sizes in six predomi-nantly midwestern states. Although the Company monitors the creditworthiness of its customers, adjusting credit policies and limits as needed, a substantial portion of its customers' ability to discharge amounts owed is dependent upon the retail grocery economic environment. The Company does not believe that it is currently dependent upon any single customer.

Sales to Albertson's, Inc. (Albertsons), the Company's former largest customer, accounted for 22% of consolidated sales and other income during 1992. On or about June 15, 1992, Albertsons ceased purchasing goods and merchandise from the Company (see Note 4).

Reclassifications

Certain reclassifications have been made to prior years' amounts to make them comparable with the classification of such amounts for fiscal year 1994.


Note #2
                             INCOME TAXES:
                         (Amounts in thousands)

During the first quarter of fiscal 1994, the Company adopted Statement of Financial Accounting Standards No.109 (SFAS No. 109), "Accounting for Income Taxes". This statement requires deferred tax recognition for all temporary differences in accordance with the liability method and requires adjustment of deferred tax assets and liabilities for enacted changes in tax laws and rates. Prior to the implementation of SFAS No. 109, the Company accounted for income taxes using Accounting Principles Board Opinion No. 11. As permitted under the SFAS No. 109, prior years' financial statements have not been restated to reflect the change in accounting method. The cumulative effect of adopting SFAS No. 109 as of August 29, 1993 was immaterial. Additionally, the impact of the new standard on the provision for income taxes for the year ended August 27, 1994 was immaterial.

The Company provides deferred taxes on transactions which are reported for financial statement and income tax purposes in different years. The provision (benefit) for income taxes consists of the following:

                                         1994             1993          1992
Currently Payable--
  Federal                              $ 5,239          $ 3,279        $4,261
  State                                    926              612         (647)
Benefit of non-qualified stock
  options exercised                         -                -            51
Deferred--
  Allowance for doubtful
    accounts                            (1,353)            (849)        (288)
  Excess of tax over book
    depreciation                            75              136          170
  Expenses (provided) paid for
    Florida closing                      1,436            3,366        (6,437)
  Labor and benefits expenses             (637)            (595)         (775)
    Other, net                            (262)              (7)          235
                                       _______          _______       ________

                                       $ 5,424          $ 5,942       $( 3,430)


The effective income tax rate differs from the statutory federal income tax rate for the following reasons:

                                    1994              1993              1992
Statutory Income Tax Rate           35.0%             34.67%            34.0%
State Income Taxes (net of
   federal tax benefit               4.2               4.2               4.9
Surtax effect                       (0.7)             (0.67)               -
Other, net                          (0.4)              1.0              (0.3)
                                    ____              _____             ____

                                    38.1%             39.2%             38.6%


Following are the temporary differences which gave rise to the significant deferred tax assets and liabilities as of August 27, 1994 and August 28, 1993, respectively:

          Current Future Tax Benefits:        1994                     1993

          Insurance accruals                $ 1,414                  $   911
          Employee benefits accruals            749                    1,533
          Bad debts                           2,245                    1,726
          Inventory activities                1,115                    1,013
          Florida closing liabilities           632                    1,337
          Other                                 613                      500
          Valuation allowance                    -                        -
                                            _______                  _______

                                            $ 6,768                  $ 7,020


          Long-Term Future Tax Benefits:

          Accumulated depreciation           (3,767)                  (4,127)
          Leasing activities                  1,895                    2,521
          Florida closing liabilities           947                    2,005
          Valuation allowance                    -                        -
                                            _______                  _______

                                               (925)                     399
                                            _______                  _______

                                            $ 5,843                  $ 7,419

Note #3

                            DEBT OBLIGATIONS:
                         (Amounts in thousands)

Short-Term Credit Facilities

Notes payable to a bank of $9,000 at August 27, 1994 consist of a 3-day renewal note bearing interest of 5.15%.

The Company had unused commitments at August 27, 1994 for short-term borrowings of $46,000 at interest rates up to prime and on other terms upon which the Company and the banks may agree.
Average short-term borrowings outstanding during 1994 were $13,602, with an average interest rate of 4.54%. The maximum amount outstanding at any period end was $21,500. No significant compen-sating balances were maintained at August 27, 1994.

Long-Term Obligations

Long-term obligations consist of the following:

                                                    1994             1993

Unsecured Senior Notes                            $25,000          $25,000
Unsecured Senior Notes                              7,429            9,286
Industrial Revenue Bonds                            1,600            2,400
Term loan agreements and other notes                  230              838
Less amounts payable within one year               (2,657)          (2,657)
                                                  _______          _______
                                                  $31,602          $34,867


Payments on the long-term obligations required during the next five Fiscal years are approximately: 1995, $2,657; 1996, $2,888; 1997,
$1,857; 1998, $1,857; 1999, $0; and thereafter $25,000.

Unsecured Senior Notes

The Company has $25,000 of 9.20% unsecured senior notes with three insurance companies due January, 2000. In 1993, the Company entered into an interest rate swap agreement with a bank a $15,000 notional amount that expires in October, 1995, which is accounted for as a hedge. The purpose for the agreement is to modify the interest rate mix and to reduce the amount of fixed rate interest the Company is now paying on its long-term debt. The effect of this swap was to reduce the Company's effective interest rate on $15,000 of borrowings from 9.20% to 8.86% in Fiscal 1994.

The Company has $7,429 of 9.65% unsecured senior notes with an insurance company. The notes are payable in equal annual principal amounts through October, 1997.

Notes Payable to Banks

The Company has $30,000 available under revolving credit agreements with three banks providing for a revolving credit facility of up to $10,000 each through December, 1994. At the end of each year, the agreements may be extended for an additional year if mutually agreed upon by the Company and the banks. At the end of the revolving period, the Company may convert the outstanding amount into a term loan to be paid in sixteen quarterly installments. The Company, at its option, may borrow at prime plus, a spread over "LIBOR" or "CD" based interest rates, or at negotiated interest rates. At August 27, 1994, there were no borrowings under the revolving credit agreements. The Company pays a fee on the unused portion of this credit facility.

Industrial Revenue Bonds

The Industrial Revenue Bonds are secured by an irrevocable letter of credit, bear interest at a variable rate equal to 50% of a base lending rate (5.76% at August 27, 1994) and are subject to a remarketing agreement under which the marketing agent may adjust the interest rate within stated limits to facilitate remarketing. If the bonds are not remarketed, payment for the bonds redeemed will be made by drawing upon the letter of credit. In such event, the Company has agreed to reimburse the letter of credit bank for such draw in amounts similar in proportion to the amortization of the then remaining outstanding principal amount of the bonds. Accordingly, the bonds have been classified as long-term debt. In July, 1986, the Company entered into a ten-year interest rate exchange agreement with a bank pursuant to which it pays a 7.21% fixed rate. These bonds are being repaid in annual installments of $800 through 1996.

Loan Covenants

Certain loan agreements contain various financial restrictions. The most restrictive of these require that funded debt may not exceed 60% of capitalization of the Company. The agreements also contain certain other restrictions with respect to additional borrowings, commitments and guaranties.

Note #4

                        FLORIDA DIVISION CLOSING:
              (Amounts in thousands except per share amounts)

In the third quarter of Fiscal 1992, the Company recorded a special pretax charge of $22,986 in connection with the closing of the Company's Florida Division and the disposition of its assets. The closing was required as a result of the loss by the Florida Division of its single largest customer, Albertson's, which accounted for approximately 85% of its sales.
This charge included provisions primarily for losses incurred on the disposition of the inventory and fixed assets, the estimated portion of the remaining lease obligations and the related operating costs necessary to maintain the Florida warehouse facilities until tenants can be found, litigation costs in connec-tion with the Company's lawsuit against Albertson's and other costs relating to the closing. This provision was based on management's best estimate and judgment under the prevailing circumstances and management believes such provision will adequately provide for the costs associated with disposition of the Florida assets and opera-tions.

Florida had no profit and loss impact in the Fiscal years ended August 27, 1994 and August 28, 1993. During Fiscal 1992, the Florida operations represented $415,055 of consolidated sales, $2,128 of consolidated income before income taxes, and $1,306 of consolidated net income. The Florida operations contributed $.12 per share for Fiscal 1992 earnings.

The Company's lawsuit against Albertson's was filed on March 30, 1992, in the Ninth Judicial Circuit Court of Orange County, Florida. Initially, the Company sought to enjoin Albertson's temporarily from proceeding with its plans to self-distribute in Florida and to obtain specific performance of Albertson's agreement to purchase the assets of the Florida Division in settlement of the Company's claims against Albertson's. The Court declined to issue an injunction, holding that the Company had an adequate remedy at law for damages if it proved that Albertson's had violated its obligations to the Company, and this decision was affirmed on appeal. The Company filed an amended complaint seeking monetary damages for Albertson's breach of the requirements contract between the parties or, in the alternative, damages for Albertson's failure to honor the settlement agreement between the parties relating to the purchase by Albertson's of the assets of the Company's Florida Division. On March 29, 1994, the Company and Albertson's entered into a joint stipulation to the entry of a final judgment on the Company's claim for the breach of the requirements contract after the Court ruled that if a requirements contract existed between the parties, it was terminable by either party upon reasonable notice and that the issue to be tried would be limited as to whether Albertson's notice of termination was reasonable, which the Company did not allege as an issue in the lawsuit. On March 31, 1994, the Court granted Albertson's motion for a summary judgment on the Company's claim that Albertson's failed to honor the settlement agreement between the parties. The Company is appealing the Court's rulings. The appeal has been briefed and is scheduled for oral argument on December 13, 1994.


Note #5

                   PREFERRED SHARE PURCHASE RIGHTS PLAN:

On January 27, 1989, the Company's Board of Directors declared a dividend of one Preferred Share Purchase Right (Right) on each outstanding Common Share of the Company. A Right will be issued with each Common Share of the Company that becomes outstanding prior to the time the Rights become exercisable or expire. Under certain conditions, each Right may be exercised to purchase one one-hundredth share of a new series of Junior Participating Preferred Stock at an exercise price of $100. The Rights may not be exercised until ten days after (i) a public announcement that a person or group acquired or obtained the right to acquire 20% or more of the Company's Common Shares or (ii) commencement or public announcement of an offer for 20% or more of the Company's Common Shares. These Rights may cause substantial ownership dilution to a person or group who attempts to acquire the Company without approval of the Company's Board of Directors.

The Rights, which do not have any voting privileges, expire on January 26, 1999, and may be redeemed by the Company at a price of $0.02 per Right at any time prior to a person's or group's acquisi-tion of 20% or more of the Company's Common Shares. The preferred stock that may be purchased upon exercise of the Rights may not be redeemed and may be subordinate to other series of the Company's preferred stock designated in the future.

In the event that the Company is acquired in a merger or other business combination transaction, provision will be made so that each holder of a Right will be entitled to buy the number of Common Shares of the surviving company, which at the time of such transac-tion would have a market value of two times the exercise price of the Right. In the event that any person or group owning 20% or more of the Common Shares of the Company (except pursuant to an offer for all outstanding Common Shares that the independent directors determine to be fair to and in the best interests of the Company and its shareholders) combines the Company in a merger in which the Company survives and its Common Shares are not changed, each holder of a Right (except rights held by the 20% owner) will be entitled to buy the number of Common Shares of the Company which at the time of the transaction have a value equal to two times the exercise price of the Right.

Note #6

                           INCENTIVE PLANS:

The Company's 1986 Stock Option Plan (the "1986 Plan") permits the granting of incentive options, non-qualified options and/or stock appreciation rights to executive and key employees of the Company. The option price of the incentive options may not be less than 100% of the fair market value of the stock on the date of grant. The option price of the non-qualified options may not be less than 85% of the fair market value of the stock on the date of grant. The number of Common Shares which may be granted under the 1986 Plan may not exceed 300,000 after adjustment for the anti-dilution provisions of the Plan. At August 27, 1994, incentive options for 197,277 Common Shares have been granted under the 1986 Plan and 67,672 Common Shares were available for grant. The options outstanding are for a term of ten years and are exercisable in installments ranging from 10% to 25% per year on a cumulative basis beginning one year from the date of grant.

Following is a summary of activity for the last three Fiscal years. Prices and number of shares for all years presented are adjusted to reflect stock dividends and splits.

                                      Number
                                     of Shares               Price Range
Outstanding at
    August 31, 1991                   209,277               $9.92 - $18.13
  Exercised                            (5,328)                   9.92
                                      _______
Outstanding at
    August 29, 1992                   203,949                9.92 -  18.13
  Cancelled or forfeited               (6,672)                   9.92

                                      _______
Outstanding at
    August 28, 1993                   197,277                9.92 -  18.13
                                      _______
Outstanding at
    August 27, 1994                   197,277                9.92 -  18.13

Exercisable at
    August 27, 1994                   128,712               $9.92 - $18.13


Restricted Stock Plan

Under the terms of the Company's 1989 Restricted Stock Plan, the Company may award up to 150,000 Common Shares to a limited number of officers and key employees of the Company. Under the terms of the Plan, the restricted stock may not be sold, transferred or assigned by the recipient until the end of the restricted period. The restricted shares are subject to forfeiture if the recipient's employment is terminated prior to the end of the restricted period, except in the event of the death or disability of a recipient when a prorated number of shares will be issued based on the number of full months of employment. A recipient who retires during the restricted period will receive the full number of shares allocated under the Plan. During the restricted period, the recipient has the right to vote such shares and receive all dividends payable thereon. At August 27, 1994, there were no awards of restricted stock outstanding.

Employee Stock Purchase Plan

At August 27, 1994, 471,928 Common Shares are reserved under the Employee Stock Purchase Plan. Options are granted at the lower of 85% of the fair market value of the shares on the date of grant, or 100% of the fair market value on the date of exercise. Following is a summary of activity during the last three Fiscal years.
Prices and numbers of shares for all years presented are adjusted to reflect stock dividends and splits.

                                          Number
                                         of Shares               Price Range

Outstanding at August 31, 1991            46,938                   $17.71
  Exercised                              (59,975)                   15.94
  Granted                                116,994               13.49 - 15.94
  Withdrawals                            (41,900)              13.49 - 15.94
                                         _______

Outstanding at August 29, 1992            62,057                    13.49
  Withdrawals                            (23,685)                   13.49
                                         _______

Outstanding at August 28, 1993            38,372                    13.49
  Exercised                              (42,503)                   10.50
  Granted                                 71,197                     9.62
  Withdrawals                             (9,379)               9.62 - 13.49
                                          ______

Outstanding at August 27, 1994            57,687                   $ 9.62


Incentive Compensation Plan

The Company has an Incentive Compensation Plan under which incentive compensation awards based on performance may be granted to officers and key employees of the Company by the Compensation
Committee of the Board of Directors. Awards in the amount (in thousands) of $475, $494 and $463 were made in Fiscal years 1994, 1993, 1992, respectively.

Note #7

                      PENSION AND RETIREMENT PLANS:
                         (Amounts in thousands)

Defined Benefit Plan

The Company has qualified non-contributory retirement plans to provide retirement income for eligible full-time employees who are not covered by union retirement plans. Pension benefits under the plans are based on length of service and compensation. The Company contributes amounts necessary to meet minimum funding requirements.

The plans' funded status at August 27, 1994 and August 28, 1993 were as follows:

                                               1994                   1993
Actuarial present value of benefit
  obligation:
    Vested benefits                         $ 24,930               $ 22,147
    Nonvested benefits                           432                     76
                                            ________               ________
       Accumulated benefit
         obligation                           25,362                 22,223
Additional benefits based on
  future salary levels                         3,020                  3,652
                                            ________               ________
       Projected benefit obligation           28,382                 25,875
Plan assets at fair value,
  principally listed securities              (27,261)               (26,378)
                                            ________               ________
      Plan assets (over) under
        projected benefit obligation           1,121                   (503)
Unrecognized net liability                       626                    803
Unrecognized prior service costs                (790)                  (892)
Unrecognized net actuarial costs              (1,703)                   757
                                            ________               ________

       Net Accrued (Prepaid) Pension Cost   $   (746)              $    165
                                            ========               ========

Assumptions used in the determination of the above amounts include the following:

                                                1994                   1993
Discount rate for determining
  estimated obligations and
  interest cost                                 8.5%                   8.5%
Expected aggregate average long-
  term change in compensation                   4.5%                   4.5%
Expected long-term return on assets             8.5%                   8.5%


Multi-Employer Plans

Approximately 31% of the Company's employees are covered by collec-tively-bargained, multi-employer pension plans. Contributions are determined in accordance with the provisions of negotiated union contracts and generally are based on the number of hours worked. The Company does not have the information available to determine its share of the accumulated plan benefits or net assets available for benefits under the multi-employer plans.

Other Retirement Plans

The Company has adopted a non-qualified supplemental executive retirement plan which is available to certain officers designated as participants by the Board of Directors and provides for retire-ment benefits that participants would be entitled to receive under the qualified retirement plan were it not for limitations imposed by the Employment Retirement Income Security Act and federal tax law. Benefits under the non-qualified plan are payable to the participants and their spouses in the same manner and at the same time as benefits are payable under the Company's qualified retire-ment plan. These benefits aggregated approximately $1.3 million at August 27, 1994. The Company has established a grantor trust to provide funding for the benefits payable under the non-qualified plan. The trust is irrevocable and, with certain exceptions, the assets contributed to the trust can only be used to pay such benefits.

The Company sponsors a 401(k) savings plan for eligible employees. This 401(k) plan is designed to encourage eligible employees to save and invest regularly. All employee contributions are volun-tary and no contributions are made by the Company.

Pension and Retirement Plans Expense

Aggregate cost for the Company's retirement plans includes the following components:

                                     1994           1993              1992
Defined Benefit Plan:
  Service cost-benefits
    earned during the year        $   782         $   726           $   977
  Interest cost on
    projected benefit
    obligation                      2,153           2,099             1,531
  Return on assets                   (916)         (3,173)           (1,378)
  Net amortization and
           deferral                (1,396)          1,027                48
                                  _______          ______           _______

Net pension expense                   623             679             1,178
Multi-Employer Plans                2,339           2,347             2,075
Other Retirement Plans                294             135               210
                                  _______         _______           _______

Total Pension and
  Retirement Plans Expense        $ 3,256         $ 3,161           $ 3,463


Early Retiree Health Care Benefits

The Company provides early retiree health care benefits to certain employees who retire from the Company after January 1, 1989. These early retirees generally must have attained age 55 with 15 years of continuous service to be eligible for health care benefits. These benefits are subject to deductibles, copayment provisions and other limitations. Generally, company-provided health care benefits terminate when covered individuals become eligible for Medicare benefits or reach age 65, whichever comes first. The Company reserves the right to change or terminate the benefits at any time. In addition, certain union employees of the Company will continue to be covered by collectively bargained multi-employer plans.
Costs under these union plans are recognized as expense when paid.

The Company adopted the new method of accounting for post-retire-ment benefits (Financial Accounting Standards No. 106) effective August 29, 1993. This new standard requires that the expected cost of these benefits be charged to expense during the years that the employees render service. Prior to fiscal 1994, all early retiree health care benefit costs were recognized as expense when paid and amounted to $202 and $135 in 1993 and 1992, respectively. The Company has chosen to amortize the Accumulated Post-retirement Benefit Obligation (APBO) over 20 years on a straight-line basis, which approximates the average remaining service life of the participants. The Company has determined its SFAS No.
106 liability utilizing an outside actuary and the current provi-sions of such plans. These plans are unfunded. The Company's APBO at August 29, 1993 was approximately $2.5 million (pre-tax) and was based upon the following key assumptions:

Weighted average discount rate:     7.5%

Retirement rates:                   Varies from 2% to 5% per year
                                    between Ages 55 through 61.

                                    Increases up to 10% to 25%
                                    per year between Ages 62
                                    through 64.

Health care costs trend
           rates:                   12% for Fiscal 1994 and
                                    decreasing ratably to 4.5% by
                                    Fiscal 2001.

A one percentage point change in the assumed health care costs trend rate would change the APBO by approximately $300.

The Company's net periodic post-retirement benefit cost during 1994 includes the following:


Service cost (benefits earned during the period)                       $ 89

Interest cost on APBO                                                   188

Amortization of APBO                                                    127
                                                                       ____

       Net periodic post-retirement benefit cost                       $404


In addition, the Company offers inactive employees other benefits prior to retirement. Management does not believe that such benefits are material to the Company's financial position, results of operations or cash flows.

Note #8

                                 LEASES:
                          (Amounts in thousands)

The Company leases the majority of its operating facilities and a portion of its computers and warehouse equipment under leases varying in terms of up to 30 years. The Company also leases retail store locations which it in turn subleases to certain of its retail customers. Most of the subleases contain provisions calling for additional percentage rentals based on sales.

       In addition, the Company leases a portion of the delivery equipment used in its operations. Some of the leases may be cancelled on any anniversary date of the delivery of the equipment upon 120 days prior notice; however, the Company may be required to acquire the vehicle at its initial cost less accumulated deprecia-tion, as defined. The annual rents are generally based on a flat charge plus a fixed fee per mile for operating and maintenance costs.

       Following is a summary of property and equipment under leases that have been capitalized and included in the accompanying balance sheets:


                                               1994                    1993

Land                                        $    -                  $    68
Buildings                                     11,536                  16,460
Equipment                                        327                     949
                                             _______                 _______

Total Property Under Capitalized Leases       11,863                  17,477

Accumulated Amortization                      (5,478)                 (9,295)
                                             _______                 _______

       Net Property Under Capitalized
         Leases                              $ 6,385                 $ 8,182

The following represents the minimum lease payments remaining at August 27, 1994 under the capitalized leases and the minimum sublease rentals to be received under direct financing leases (covering certain retail store facilities which are sublet to retail customers):

                              Total               Direct
                          Capitalized           Financing
                             Leases               Leases                Net

1995                          $  3,667           $  2,267             $1,400
1996                             3,571              2,278               1,293
1997                             3,510              2,263               1,247
1998                             3,471              2,221               1,250
1999                             3,418              2,166               1,252
2000 and thereafter             37,692             23,728              13,964
                              ________           ________             _______

Total minimum lease payments    55,329             34,923             $20,406

Less-executory costs           (1,742)            (1,717)
Less-imputed interest
  (6.47% to 15.99%)           (28,291)           (17,448)
                             ________           ________

Present value of minimum
  lease payments               25,296             15,758
Less-current maturities          (904)              (480)
                             ________           ________

Long-term obligations and
  investments                $ 24,392           $ 15,278

Total rental expense for all operating (noncapitalized) leases aggregated:

                             Minimum             Contingent            Total

1994
  Expense                   $  9,849             $    678             $10,527
  Sublease Income             (4,547)                (701)             (5,248)
                            ________             ________             _______
                            $  5,302             $    (23)            $  5,279


1993
  Expense                   $  9,801             $    647             $10,448
  Sublease Income             (4,532)                (640)             (5,172)
                            ________             ________             _______
                            $  5,269             $      7             $ 5,276


1992
  Expense                   $ 13,292             $    920             $14,212
  Sublease Income             (5,612)                (926)             (6,538)
                            ________             ________             _______

                            $  7,680             $     (6)            $ 7,674


The future minimum lease commitments as of August 27, 1994 for all noncancellable operating leases are as follows:

                                                Sublease
                           Expense               Income               Net

1995                      $  7,338             $ (4,774)            $ 2,564
1996                         6,086               (4,403)              1,683
1997                         5,456               (3,964)              1,492
1998                         4,866               (3,587)              1,279
1999                         3,739               (2,616)              1,123
2000 and thereafter         12,389              (12,286)                103
                          ________             ________             _______

                          $ 39,874             $(31,630)            $ 8,244



Note #9

                   TRANSACTIONS WITH RELATED PARTIES:
                         (Amounts in thousands)

During the fiscal years 1994, 1993 and 1992, the Company paid $2,284, $2,999 and $3,252, respectively, to an insurance firm for insurance premiums on various forms of coverage. The Chairman of the Board of the Company is a shareholder of said firm. The above transactions were made in the ordinary course of business and, in the opinion of the Company's management, were at rates as favorable to the Company as could be obtained from unrelated parties for comparable coverage.

Note #10

                COMMITMENTS AND CONTINGENT LIABILITIES:
                         (Amounts in thousands)

The Company is a defendant in various legal proceedings arising out of the conduct of its business. While the ultimate outcome of these lawsuits cannot be determined at this time, management is of the opinion that any liability, to the extent not provided for through insurance or otherwise, would not have a material adverse effect on the Company's financial position, results of operations, and cash flows.

The Company has guaranteed the payment of building leases for certain customers. The future minimum rentals aggregate approxi-mately $5,101, with expiration dates beginning in 1995 through 2009. Certain of these leases also contain provisions for contin-gent rentals and options to extend, which the Company has also guaranteed.

The Company has also guaranteed the payment of principal and interest on customers' notes payable to banks. The principal amount guaranteed is approximately $1,527 as of August 27, 1994. The guarantee agreements expire beginning in Fiscal 1996 through 2000.


Note #11

                 SUPPLEMENTAL CASH FLOWS INFORMATION:
                       (Amounts in thousands)

Cash paid for interest and income taxes for the last three Fiscal years are as follows:

                            1994                 1993                1992
Interest*                 $ 3,276              $ 4,070              $5,650

Income Taxes              $ 3,793              $ 1,481              $6,960


*Excludes interest capitalized and imputed interest on leases.

Capital lease transactions are considered non-cash items and accordingly, are not reflected in the consolidated statements of cash flows. Capital lease transactions for the last three fiscal years are as follows:


                              1994                 1993                1992
Capital lease obligations
  incurred                  $    -               $10,471              $   31
Capital lease obligations
  retired                   $    -               $    -               $9,847

A summary of the Affiliated Foods acquisition, which was recorded as a purchase transaction in the 1991 consolidated financial statements and adjusted for changes in estimates in the 1992 consolidated financial statements, is as follows:

                                         1992 Changes
                                         in Estimates                  1991

Fair value of assets acquired               $(2,700)                  $16,628
Goodwill recognized                           2,700                       150
Less-liabilities assumed                         -                     (7,078)
                                            _______                   _______

                                            $    -                    $ 9,700

Note #12

                FAIR VALUES OF FINANCIAL INSTRUMENTS:
                        (Amounts in thousands)

The following methods and assumptions were used to estimate the fair value disclosures for financial instruments:

Cash, trade and supplier receivables and accounts payable: The carrying amount of these items approximates fair value due to their short-term nature.

Notes receivable from retailers: The carrying amount approximates fair value as the receivables bear interest at a variable market rate which adjusts quarterly.

Long-term obligations:  The fair value of long-term obligations
(excluding capital leases) is estimated using discounted cash flow analyses based on the current incremental borrowing rates for similar types of borrowing arrangements.

The carrying amount and estimated fair value of the Company's long-term obligations at August 27, 1994 are as follows:

                                       Carrying                    Fair
                                        Amount                     Value

Long-term obligations                   $34,259                   $36,109


Interest Rate Swap Agreement: The estimated fair value of the interest rate swap with a $15,000 notional value, based on a financial institution's valuation model, at August 27, 1994 was a payable of approximately $145.

              REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS:

To the Shareholders and Board of Directors of Super Food Services,
Inc.:

We have audited the accompanying consolidated balance sheets of Super Food Services, Inc. (a Delaware corporation) and subsidiaries as of August 27, 1994 and August 28, 1993, and the related consoli-dated statements of operations, cash flows and shareholders' equity for each of the three fiscal years in the period ended August 27, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Super Food Services, Inc. and subsidiaries as of August 27, 1994 and August 28, 1993, and the results of their operations and their cash flows for each of the three fiscal years in the period ended
August 27, 1994, in conformity with generally accepted accounting principles.

As discussed in Notes 2 and 7 to the Consolidated Financial Statement, effective August 29, 1993, the Company changed its method of accounting for income taxes and changed its method of accounting for post-retirement benefits other than pensions.


                                                         Arthur Andersen LLP

Dayton, Ohio,
October 18, 1994.

                               QUARTERLY DATA

Super Food Services, Inc., and Subsidiaries
(amounts in thousands except per share amounts)

Fiscal Year Ended August 27, 1994

                                     1st Quarter     2nd Quarter     3rd Quarter    4th Quarter      Total
                                     (12 Weeks)      (12 Weeks)      (12 Weeks)     (16 Weeks)     (52 Weeks)
  Sales and other income             $ 271,132        $ 257,425        $ 253,234      $ 348,304    $ 1,130,095
  Cost of sales                        259,034          245,699          241,477        332,847      1,079,057
  Net income                             2,261            1,985            1,823          2,758          8,827
  Earnings per common share                .21              .18              .17            .25            .81
  Cash dividends declared per share        .09              .09              .09            .09            .36
  Market price range per share       10 1/4-13      12 5/8-13 7/8    11 3/4-14 3/8    10 1/2-14    10 1/4-14 3/8

Year Ended August 28, 1993

                                     1st Quarter     2nd Quarter      3rd Quarter   4th Quarter      Total
                                     (12 Weeks)      (12 Weeks)       (12 Weeks)    (16 Weeks)     (52 Weeks)
  Sales and other income             $ 282,603         $ 262,480        $ 265,130    $ 355,307     $ 1,165,520
  Cost of sales                        270,978           251,003          253,681      337,562       1,113,224
  Net income                             2,061             1,816            1,723        3,616           9,216
  Earnings per common share                .19               .17              .16          .33             .85
  Cash dividends declared per share       .085              .085             .085         .085             .34
  Market price range per share      8 5/8-10 5/8      8 3/4-10 7/8     9 3/8-10 3/4  9 1/4-10 1/4   8 5/8-10 7/8

Due to rounding, the sum of the quarterly amounts may not equal the total for the year.

Super Food Services, Inc., and Subsidiaries
(amounts in thousands except per share amounts)

- - -------------------------------------------------------------------------------------------------------
Income Statement Data               1994           1993           1992           1991           1990
Sales and other income           $1,130,095     $1,165,520     $1,573,321     $1,825,951     $1,772,125
Cost of Sales                     1,079,057      1,113,224      1,515,657      1,759,153      1,701,277
Selling, general and
  administrative                     34,013         33,832         38,391         39,393         35,465
Interest, net                         2,774          3,306          5,170          7,290          7,275
Provision for closing
  Florida Division                       -              -          22,986             -              -
Net income (loss)                     8,827          9,216         (5,453)        12,198         17,182
Net income on shareholders'
  equity at beginning of year            7%             8%           N.M.            10%            16%
- - -------------------------------------------------------------------------------------------------------
Balance Sheet Data

Total current assets at
  year end                       $  160,480     $  157,858      $ 162,554      $ 217,443      $ 196,162
Total assets at year end            258,419        248,238        251,519        304,183        271,006
Working capital                      93,432        102,870         97,013        131,588        125,634
Current ratio                          2.39           2.87           2.48           2.53           2.78
Long-term obligations,
  including capitalized leases   $   55,994     $   60,285      $  53,980      $  87,404      $  78,346
Redeemable preferred stock               -              -             567            576            638
Shareholders' equity                132,973        127,641        122,012        130,348        121,494
- - -------------------------------------------------------------------------------------------------------
Per Share Data

Weighted average number of
  common and common
  equivalent shares
  outstanding                        10,943         10,893         10,885         10,807         10,741
Earnings (loss) per common
  share                          $      .81     $      .85      $    (.51)     $    1.13      $    1.60
Cash dividends per common
  share                                 .36            .34            .34            .34            .32
Book value per common share           12.14          11.70          11.20          12.03          11.27
- - -------------------------------------------------------------------------------------------------------

N.M. equals not meaningful