Form 10-K, Exhibit 13
period 1995-08-26
SUPER FOOD SERVICES INC
filed 1995-11-24
CIK 95504

EXHIBIT 1

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto. All dollar information is in thousands, except per share amounts.

1995 versus 1994

__________________________________________________________________
                              1995          1994       % Change
_________________________________________________________________
Sales and other income     $1,154,955    $1,130,095      2.2%
_________________________________________________________________

The increase in sales resulted primarily from increased business with existing customers; we continue to have competitive pressure in sales.

_________________________________________________________________
                              1995          1994       % Change
_________________________________________________________________
Cost of sales              $1,103,110    $1,079,057      2.2%
_________________________________________________________________

Cost of sales includes cost of the products distributed as well as warehouse, delivery and building expenses. The Company experienced higher cost of sales due to higher sales volume and slightly higher margins as a result of a favorable shift in product mix. Improved product margins were offset by higher warehouse and delivery expenses ($1,810) primarily due to higher cost of labor ($1,095), medical costs ($565), and pension cost ($110) offset by lower leasing cost of equipment. Building costs were higher ($200) because of higher payroll cost, electricity, and amortization offset by lower storage costs and real estate taxes. In addition, the Company experienced higher inflation for LIFO purposes during Fiscal 1995 versus Fiscal 1994. This caused a reduction of income ($750) in Fiscal 1995 as compared to the prior year ($144).

_________________________________________________________________
                              1995          1994       % Change
_________________________________________________________________
Selling, general and
  administrative expenses  $   33,904    $   34,013      (.3%)
_________________________________________________________________

Increases in salaries, wages and benefits ($1,000), other administrative expenses ($200) and losses on company owned retail stores ($350) were offset by reductions in promotional expenses ($300) and Florida closing liabilities ($1,500). Offsetting the reduction in Florida closing liabilities was an additional provision for allowance for doubtful accounts which resulted in bad debt expense being comparable between years.

_________________________________________________________________
                              1995          1994       % Change
_________________________________________________________________
Interest expense           $    7,269    $    6,314     15.1%
Interest income            $   (4,139)   $   (3,540)    16.9%
_________________________________________________________________

Interest expense increased due to higher interest rates and higher average borrowing levels on both short-term and long-term borrowings. Interest income increased due to higher interest rates and higher borrowing levels by retail customers.

_________________________________________________________________
                              1995          1994       % Change
_________________________________________________________________
Effective tax rate            38.8%         38.1%         .7%
_________________________________________________________________

The Company's effective tax rate would be substantially the same except for the receipt of income tax refunds from certain states in the prior year.


1994 versus 1993

_________________________________________________________________
                              1994          1993       % Change
_________________________________________________________________
Sales and other income     $1,130,095    $1,165,520     (3.0%)
_________________________________________________________________

This decrease in sales resulted primarily from economic and com-petitive pressures.

_________________________________________________________________
                              1994          1993       % Change
_________________________________________________________________
Cost of sales              $1,079,057    $1,113,224     (3.1%)
_________________________________________________________________

Cost of sales includes cost of the products distributed as well as warehouse, delivery and building expenses. The Company experienced lower cost of sales due to lower sales volume and slightly higher margins as a result of a favorable shift in product mix. The Company experienced higher warehouse and delivery expenses ($518) primarily due to higher cost of labor and higher building costs ($883) resulting from higher payroll costs, storage costs, real estate taxes and repairs. The Company also reduced certain opera-ting reserves between years. In addition, the Company experienced inflation during Fiscal 1994 versus deflation during Fiscal 1993. This caused a $1,580 reduction of income in Fiscal 1994 as a result of applying the LIFO inventory methodology.

_________________________________________________________________
                              1994          1993       % Change
_________________________________________________________________
Selling, general and
  administrative expenses  $   34,013    $   33,832       .5%
_________________________________________________________________

Expenses increased by $181 due primarily to a higher provision for doubtful accounts ($1,042) and an increase in the provision for early retiree health care benefits of $202 due to compliance with SFAS No. 106. These increases were offset by reductions in payroll and employee benefits between years.

_________________________________________________________________
                              1994          1993       % Change
_________________________________________________________________
Interest expense           $    6,314    $    6,957     (9.2%)
Interest income            $   (3,540)   $   (3,651)     3.0%
_________________________________________________________________

Interest expense decreased due to lower interest rates on short-term borrowings, lower average borrowing levels of long-term debt, and the capitalization of interest costs ($289) related to the warehouse expansion in Bridgeport. Interest income declined due to a reduction in outstanding direct financing leases.

_________________________________________________________________
                              1994          1993       % Change
_________________________________________________________________
Effective tax rate            38.1%         39.2%       (1.1)%
_________________________________________________________________

The Company's effective tax rate decreased due to the receipt of income tax refunds from certain states. Without the refunds, the Company's effective state tax rate would have been comparable with the prior years.

Inflation and Changing Prices

The Company's business is characterized by large purchases and high sales volumes, rapid inventory turns and low profit margins. In this environment, vendor price increases and decreases are typi-cally passed on immediately to the customers. The Company does not believe inflation or deflation has significantly affected its competitive position in the industry.

However, since price changes do cause sales dollars to fluctuate more than sales quantities, the use of the LIFO method of accoun-ting for inventories has reduced the impact of price changes on earnings by matching current costs with current revenues.

Capital Resources and Liquidity

_________________________________________________________________
                                 1995                1994
_________________________________________________________________
Cash                          $ 12,423            $ 15,834
Working capital               $ 99,992            $ 93,432
Long-term obligations,
  including capitalized
  leases                      $ 60,420            $ 55,994
Cash provided by
  operations                  $  8,767            $ 16,468
Cash used for
  investing                   $ (6,603)           $(16,141)
Cash provided by (used
  for) financing              $ (5,575)           $  1,105
_________________________________________________________________

The Company's financial condition remained strong as of August 26, 1995. The current ratio was 2.74 to 1 as of August 26, 1995 as compared to 2.39 to 1 at August 27, 1994.

Net cash provided by operations aggregated $8,767 during the fifty-two weeks ended August 26, 1995, a decrease of $7,701 from the prior year. Trade receivables decreased by $848. The Company's customers continue to be adversely affected by current competitive conditions. Company management expects that such conditions will continue into Fiscal 1996. Inventories increased by $3,838 as the Company had to satisfy the needs of existing customers. Accounts Payable decreased due to available cash as a result of an increase in borrowing on long-term debt. The Company experienced minimal price changes on products distributed.

Net cash used for investing activities during the 52 weeks ended August 26, 1995, aggregated $6,603, of which $5,615 was invested in property, plant and equipment. The decreased investment in property, plant and equipment from the prior year resulted primarily from the Bridgeport warehouse addition ($10,831) which was completed early in Fiscal 1995. The Company anticipates that its capital spending level in Fiscal 1996 will remain approximately the same as Fiscal 1995. The Company issued $9,673 of long-term notes receivable to existing or new customers, while collecting $8,199 on notes previously issued to current customers. The Company believes that its outstanding notes receivable balances may continue to grow as the Company continues to invest in its customers.

Net cash used for financing activities during the 52 weeks ended August 26, 1995, aggregated $5,575. The Company paid $4,160 of dividends during Fiscal 1995. The Company increased net long-term debt by $2,585, and increased average short-term borrowings to $19,299 from $13,602 the previous year. There was, however, $5,000 in short-term borrowings at year end, a decrease of $4,000 from the prior year end. The Company expects that it will continue to incur short-term borrowings from time to time to finance working capital needs; however, the Company anticipates that its short-term borrowings will continue at lower than historical levels.

The Company has $59,000 of unused short-term borrowing commitments from banks and an additional $20,000 from two other banks under its long-term revolving credit agreements.

Depreciation and amortization of property, equipment and capital leases for the three years in the period ended August 26, 1995 are as follows:

_________________________________________________________________
Year                     Property and Equipment   Capital Leases
_________________________________________________________________
1995                             $7,331               $  405
1994                              6,787                  405
1993                              6,727                  405
_________________________________________________________________

During the first quarter of Fiscal 1994, the Company adopted Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes." The cumulative effect of adopting SFAS No. 109 as of August 29, 1993 was immaterial. Additionally, the impact of SFAS No. 109 on the provision for income taxes and cash flows for the year ended August 27, 1994 was immaterial.

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

During the year, the Company paid cash dividends on its Common
Shares of $.38 per share. Fiscal year 1995 represents the twenty-ninth year of consecutive cash dividends.

CONSOLIDATED STATEMENTS OF INCOME

Super Food Services, Inc., and Subsidiaries
For the Fiscal Years Ended August 26, 1995, August 27, 1994 and
August 28, 1993
(amounts in thousands except per share amounts)

___________________________________________________________________
                              1995          1994        1993
_________________________________________________________________

Sales and Other Income     $1,154,955    $1,130,095  $1,165,520
_________________________________________________________________

Costs and Expenses:
  Cost of sales, including
   warehouse and delivery
    expenses                1,103,110     1,079,057   1,113,224
  Selling, general and
    administrative
    expenses                   33,904        34,013      33,832
  Interest expense              7,269         6,314       6,957
  Interest income              (4,139)       (3,540)     (3,651)
 __________________________________________________________________
          Total costs and
            expenses        1,140,144     1,115,844   1,150,362
___________________________________________________________________
Income before Income
  Taxes                        14,811        14,251      15,158
___________________________________________________________________
Provision for Income
  Taxes (Note 2)                5,746         5,424       5,942
__________________________________________________________________
Net Income                 $    9,065    $    8,827  $    9,216
___________________________________________________________________
Weighted Average Number
  of Common Shares
  Outstanding                  10,949        10,943      10,893

Earnings per
  Common Share             $      .83    $      .81  $      .85
___________________________________________________________________

The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED BALANCE SHEETS

Super Food Services, Inc., and Subsidiaries
August 26, 1995 and August 27, 1994
(amounts in thousands)

_________________________________________________________________
Assets                                      1995          1994
 _________________________________________________________________
Current Assets:
  Cash                                   $  12,423     $  15,834
_________________________________________________________________
  Receivables
    Retailers--trade                        59,832        60,680
             --notes (current portion)       5,511         4,543
    Suppliers and miscellaneous              8,620         8,210
_________________________________________________________________
                                            73,963        73,433
    Less--Allowance for doubtful
      accounts                              (9,293)       (7,733)
_________________________________________________________________
                                            64,670        65,700
_________________________________________________________________
  Merchandise inventory                     67,181        63,343
_________________________________________________________________
  Future tax benefits (Note 2)               4,569         6,768
  Prepaid expenses and other                 8,482         8,835
_________________________________________________________________
          Total current assets             157,325       160,480
_________________________________________________________________
Notes Receivable from Retailers
  (long-term portion), net of
  allowance for doubtful accounts
  of $2,804 in 1995 and $3,265
  in 1994)                                  17,653        16,179
_________________________________________________________________
Property and Equipment (Note 8):
  Land                                       1,998         1,998
  Buildings                                 29,139        28,267
  Equipment, vehicles and other             94,020        91,384
_________________________________________________________________
                                           125,157       121,649
  Accumulated depreciation and
    amortization                           (64,612)      (59,225)
_________________________________________________________________
          Net property and equipment        60,545        62,424
_________________________________________________________________
Other Assets:
  Investment in direct financing
    leases (Note 8)                         16,556        15,278
  Excess of purchase price over net
    tangible assets, net (Note 1)            4,339         4,405
  Other                                        481           578
_________________________________________________________________
          Total other assets                21,376        20,261
_________________________________________________________________
                                          $256,899      $259,344
_________________________________________________________________

The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED BALANCE SHEETS

Super Food Services, Inc., and Subsidiaries
August 26, 1995 and August 27, 1994
(amounts in thousands)

__________________________________________________________________
Liabilities and
  Shareholders' Equity                     1995          1994
__________________________________________________________________
Current Liabilities:
  Accounts payable                      $ 36,650       $ 38,302
  Notes payable to bank (Note 3)           5,000          9,000
  Current maturities of
    long-term obligations                    800          2,657
  Current maturities of
    obligations under capitalized
    leases                                   864            904
  Current portion of Florida
    closing liabilities                       -           1,250
  Accrued payroll and vacation             3,143          2,857
  Taxes other than income                  2,252          2,423
  Other current liabilities                8,624          9,655
__________________________________________________________________
          Total current liabilities       57,333         67,048
__________________________________________________________________
Long-Term Debt Obligations
  (Note 3)                                35,000         31,602
__________________________________________________________________
Obligations under Capitalized
  Leases (Note 8)                         25,420         24,392
__________________________________________________________________
Long-Term Florida Closing
  Liabilities (Note 4)                       972          2,404
__________________________________________________________________
Deferred Tax Liabilities (Note 2)            296            925
__________________________________________________________________
Commitments and Contingent
  Liabilities (Note 10)
__________________________________________________________________
Shareholders' Equity (Notes 3, 5,
  and 6):
    Common Shares, par value $1.00,
      35,000 shares authorized,
      10,949 shares issued and
      outstanding in 1995 and 1994,
      respectively                        10,949         10,949
  Paid-in capital                         29,408         29,408
  Retained earnings                       97,521         92,616
__________________________________________________________________
          Total shareholders' equity     137,878        132,973
_________________________________________________________________
                                        $256,899       $259,344
__________________________________________________________________

The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Super Food Services, Inc., and Subsidiaries
For the Fiscal Years Ended August 26, 1995, August 27, 1994 and
August 28, 1993
amounts in thousands)
___________________________________________________________________
                                  1995       1994        1993
___________________________________________________________________
Cash Provided by (Used for)
  Operating Activities:
    Net income                  $  9,065   $  8,827    $  9,216
    Items not affecting cash-
      Depreciation and
        amortization               7,736      7,258       7,198
      Future income tax
        benefits                   1,570      1,576       3,473
    Current items -
      Receivables                  1,030     (1,454)      5,222
      Merchandise inventory       (3,838)     1,819         756
      Prepaid expenses
        and other                    353     (1,997)      1,828
      Accounts payable and
        other                     (4,467)     4,209         400
      Florida closing
        liabilities               (2,682)    (3,770)     (8,619)
___________________________________________________________________
          Net cash provided
            by operating
            activities             8,767     16,468      19,474
___________________________________________________________________
Cash Provided by (Used for)
  Investing Activities:
    Additions of property
      and equipment               (5,615)   (18,030)     (5,174)
    Increase in long-term
      notes receivable            (9,673)    (5,510)     (9,970)
    Reduction of long-term
      notes receivable             8,199      7,300       5,952
    Sales and retirement
      of property and
      equipment, net                 486         99       1,849
___________________________________________________________________
          Net cash used
            for investing
            activities            (6,603)   (16,141)     (7,343)
___________________________________________________________________
Cash Provided by (Used for)
  Financing Activities:
    Notes payable to bank         (4,000)     9,000      (5,000)
    Long-term debt borrowing      10,000         -           -
    Retirements of long-term
      debt and lease
      obligations                 (7,415)    (4,400)     (4,167)
    Proceeds from stock plans         -         447          -
    Stock options exercised           -          -          116
    Purchase of preferred
      shares                          -          -         (567)
    Cash dividends                (4,160)    (3,942)     (3,703)
___________________________________________________________________
          Net cash provided
            by (used for)
            financing
            activities            (5,575)     1,105     (13,321)
___________________________________________________________________
Increase (Decrease) in Cash       (3,411)     1,432      (1,190)
Cash, Beginning of Year           15,834     14,402      15,592
___________________________________________________________________
Cash, End of Year                $12,423    $15,834    $ 14,402
___________________________________________________________________


The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF
SHAREHOLDERS' EQUITY

Super Food Services, Inc., and Subsidiaries
For the Fiscal Years Ended August 26, 1995, August 27, 1994 and August 28, 1993
(amounts in thousands except per share data)
__________________________________________________________________________________________
                                Common Shares
                                _____________
                                                                           Total
                                                  Paid-in   Retained    Shareholders'
                              Shares    Amount    Capital   Earnings       Equity
__________________________________________________________________________________________
Balance at August 29, 1992    10,891    $10,891   $28,903    $82,218       $122,012
Net income                        -          -         -       9,216          9,216
Cash dividends on
  common stock, $.34
  per share                       -          -         -      (3,703)        (3,703)
Common shares issued
  in connection with
  incentive plans, net            15         15       101         -             116
__________________________________________________________________________________________
Balance at August 28, 1993    10,906     10,906    29,004     87,731        127,641
Net income                        -          -         -       8,827          8,827


Cash dividends on
  common stock,
  $.36 per share                  -          -         -     (3,942)         (3,942)
Common shares issued
  in connection with
  incentive plans, net            43         43       404       -               447
__________________________________________________________________________________________
Balance at August 27, 1994    10,949     10,949    29,408    92,616         132,973
Net income                        -          -         -      9,065           9,065
Cash dividends on
  common stock, $.38
  per share                       -          -         -     (4,160)         (4,160)
__________________________________________________________________________________________
Balance at August 26, 1995    10,949    $10,949   $29,408    $97,521       $137,878
__________________________________________________________________________________________

The accompanying notes are an integral part of these consolidated statements.

NOTE 1
______

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
(amounts in thousands except per share amounts)

Principles of Consolidation

The accompanying consolidated financial statements include Super
Food Services, Inc., and subsidiaries (the "Company"). All significant intercompany balances and transactions have been eliminated.

Fiscal Year

The Company maintains its accounts on a fifty-two/fifty-three week year. The Fiscal years ended August 26, 1995, August 27, 1994 and August 28, 1993 all consisted of fifty-two weeks.

Revenue Recognition

Sales are recorded as products are shipped and services are rendered.

Merchandise Inventory

The Company uses the last-in, first-out (LIFO) method of determining cost for most (75% in 1995 and 76% in 1994) of its merchandise inventories. Remaining inventories are valued at the lower of cost or market using the first-in, first-out (FIFO) method. The Company believes that the LIFO method more fairly presents results of operations by eliminating the inflationary cost increases from inventory and thereby more appropriately matching current costs with current revenues. The effect of using LIFO was to reduce inventories at August 26, 1995 and August 27, 1994 by $11,869 and $11,120, respectively, and to increase cost of sales by $750 for 1995 and $144 for 1994 and decrease cost of sales by $1,436 for 1993. During Fiscal 1994, the Company liquidated certain LIFO inventories that were carried at lower costs prevailing in prior years. The effect of these liquidations was to increase earnings before income taxes by $144 or $.01 per share after tax for 1994.

Property and Equipment

Depreciation and amortization are provided over the estimated useful lives of the assets or the remaining terms of leases using the straight-line method. The rates used are as follows:

Building . . . . . . . . . . . . . . .  . . . .  2% to 5% per annum
Equipment, vehicles and other. . . . .  . .10% to 33 1/3% per annum
Leasehold improvements . . . . . . . . . lesser of estimated useful life or lease term
Capitalized leases . . . . . . . .. . . . . . . . . . . .lease term

Excess of Purchase Price

For acquisitions subsequent to November 1, 1970, the excess of purchase price of acquired companies over amounts assigned to net tangible assets (approximately $2,600) is being amortized over 40 years. For acquisitions prior to November 1, 1970, the excess (approximately $1,757) is not being amortized because, in management's opinion, the value of net assets acquired has not diminished.

Earnings Per Common Share

Earnings per common share is computed after deducting dividends on preferred shares and is based on the weighted average number of common and common equivalent shares outstanding during the year. The dilutive effects of unexercised stock options are not material and, therefore, are not included in earnings per share.

Notes Receivable

The Company has notes receivable from certain of its retailers. Generally, these notes require periodic payments of principal and interest and are secured by certain property, equipment, inventory and personal guarantees of the retailers. These notes bear interest based upon the prime rate. At August 26, 1995, the interest rates ranged from 6.00% to 11.00%. The Company generally recognizes interest income on these notes as the interest is collected. The effective rate of interest collected was 10% and 7% for 1995 and 1994, respectively. These notes mature as follows:
_________________________________________________________________
          1996                          $  5,511
          1997                             4,021
          1998                             3,535
          1999                             2,385
          2000                             2,220
          Thereafter                       5,492
_________________________________________________________________
                                         $23,164
_________________________________________________________________

Segment Information

The Company is engaged in a single line of business, the wholesale distribution of groceries. The Company supplies more than 850 allied retail stores in cities of varying sizes in six predominantly midwestern states. Although the Company monitors the creditworthiness of its customers, adjusting credit policies and limits as needed, a substantial portion of its customers' ability to discharge amounts owed is dependent upon the retail grocery economic environment. Sales to one customer accounted for approximately 13% of consolidated sales and other income of the Company during 1995. The Company does not believe that it is currently dependent upon any single customer.


Reclassifications

Certain reclassifications have been made to prior years' amounts to make them comparable with the classification of such amounts for Fiscal 1995.


NOTE 2
______

INCOME TAXES
(amounts in thousands)

During the first quarter of Fiscal 1994, the Company adopted Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes." This statement requires deferred tax recognition for all temporary differences in accordance with the liability method and requires adjustment of deferred tax assets and liabilities for enacted changes in tax laws and rates. Prior to the implementation of SFAS No. 109, the Company accounted for income taxes using Accounting Principles Board Opinion No. 11. As permitted under SFAS No. 109, prior years' financial statements have not been restated to reflect the change in accounting method. The cumulative effect of adopting SFAS No. 109 as of August 29, 1993 was immaterial. Additionally, the impact of the new standard on the provision for income taxes for the year ended August 27, 1994 was immaterial.

The provision for income taxes consists of the following:
_________________________________________________________________
                                     1995      1994      1993
_________________________________________________________________

Currently Payable -
  Federal                          $ 4,234   $ 5,239   $ 3,279
  State                                925       926       612
Deferred -
  Allowance for doubtful
    accounts                          (425)   (1,353)     (849)
Tax depreciation over
  (under) book
  depreciation                        (233)       75       136
Expenses paid for
  Florida closing                    1,620     1,436     3,366
Labor and benefits
  expenses                            (168)     (637)     (595)
Other, net                            (207)     (262)       (7)
_________________________________________________________________
                                   $ 5,746   $ 5,424   $ 5,942
_________________________________________________________________

The effective income tax rate differs from the statutory federal income tax rate for the following reasons:

_________________________________________________________________
                                    1995      1994      1993
_________________________________________________________________

Statutory Rate                     35.0%     35.0%     34.67%
State Income Taxes (net
  of federal tax benefit)           4.0       4.2       4.2
Surtax effect                      (0.7)     (0.7)     (0.67)
Other, net                          0.5      (0.4)      1.0
________________________________________________________________
                                   38.8%     38.1%     39.2%
_________________________________________________________________

Following are the temporary differences which gave rise to the significant deferred tax assets and liabilities as of August 26, 1995 and August 27, 1994, respectively:

_________________________________________________________________
                                          1995       1994
                                        _________________________
Current Future Tax Benefits:
Insurance accruals                      $   958    $  1,414
Employee benefits accruals                  500         749
Bad debts                                 1,823       2,245
Inventory activities                        997       1,115
Florida closing liabilities                  -          632
Other                                       291         613
Valuation allowance                          -           -
                                        _________________________
                                          4,569       6,768
                                        _________________________

Long-Term Future Tax Benefits
 (Liabilities):
Accumulated depreciation                 (1,955)     (3,767)
Leasing activities                        1,884       1,895
Florida closing liabilities                (328)        947
Other                                       103          -
Valuation allowance                          -           -
                                        _________________________
                                           (296)       (925)
_________________________________________________________________
Totals                                   $4,273     $  5,843
_________________________________________________________________

NOTE 3
______

DEBT OBLIGATIONS
(amounts in thousands)


Short-Term Credit Facilities

Notes payable to banks of $5,000 at August 26, 1995 consist of two renewal notes bearing interest of 5.8125% and 6.0875%.

The Company had unused commitments at August 26, 1995 for short-term borrowings of $59,000 at interest rates up to prime and on other terms upon which the Company and the banks may agree.
Average short-term borrowings outstanding during 1995 were $19,299, with an average interest rate of 6.33%. The maximum amount outstanding at any period end was $31,000. No significant compensating balances were maintained at August 26, 1995.

Long-Term Debt Obligations

Long-term debt obligations consist of the following:

_________________________________________________________________
                                         1995           1994
_________________________________________________________________
Unsecured Senior Notes                  $25,000        $25,000
Unsecured Senior Notes                       -           7,429
Note Payable to Bank                     10,000             -
Industrial Revenue Bonds                    800          1,600
Term loan agreements and
  other notes                                -             230
Less amounts payable within one year       (800)        (2,657)
_________________________________________________________________
                                        $35,000        $31,602
_________________________________________________________________

     Payments on the long-term debt obligations required during the next five Fiscal years are approximately: 1996, $800; 1997, $-0-; 1998, $-0-; 1999, $-0-; 2000, $25,000; and thereafter, $10,000.

Unsecured Senior Notes

     The Company has $25,000 of 9.20% unsecured senior notes with three insurance companies due January, 2000. In 1993, the Company entered into an interest rate swap agreement with a bank with a $15,000 notional amount that expires in October, 1995, which is accounted for as a hedge, and, accordingly, income or expense related to the swap is recognized on an accrual basis. The purpose of the agreement is to modify the interest rate mix and to reduce the amount of fixed rate interest the Company is now paying on its long-term debt. The effect of this swap was to increase the Company's effective interest rate on $15,000 of borrowings from 9.20% to 9.96% in Fiscal 1995.

Notes Payable to Banks

     The Company has $30,000 available under revolving credit agreements with three banks providing for a revolving credit facility of up to $10,000 each through December, 1995. At the end of each year, the agreements may be extended for an additional year if mutually agreed upon by the Company and the banks. At the end of the revolving period, the Company may convert the outstanding amount into a term loan to be paid in sixteen quarterly installments. The Company, at its option, may borrow at prime plus a spread over "LIBOR" or "CD" based interest rates, or at negotiated interest rates. At August 26, 1995, there was $10,000 borrowed under the revolving credit agreements with interest rate of 6.75%. The Company pays a fee on the unused portion of this credit facility.

Industrial Revenue Bonds

     The Industrial Revenue Bonds are secured by an irrevocable letter of credit, bear interest at a variable rate equal to 50% of a base lending rate (4.50% at August 26, 1995) and are subject to a remarketing agreement under which the marketing agent may adjust the interest rate within stated limits to facilitate remarketing. If the bonds are not remarketed, payment for the bonds redeemed will be made by drawing upon the letter of credit. In such event, the Company has agreed to reimburse the letter of credit bank for such draw in amounts similar in proportion to the amortization of the then remaining outstanding principal amount of the bonds. Accordingly, the bonds have been classified as long-term debt. In July, 1986, the Company entered into a ten-year interest rate exchange agreement with a bank pursuant to which it pays a 7.21% fixed rate. These bonds are being repaid in annual installments of $800 through 1996.

Loan Covenants

     Certain loan agreements contain various financial restrictions. The most restrictive of these require that funded debt may not exceed 60% of capitalization of the Company. The agreements also contain certain other restrictions with respect to additional borrowings, commitments and guarantees.

NOTE 4
______
FLORIDA DIVISION CLOSING
(amounts in thousands except per share amounts)

In the third quarter of 1992, the Company recorded a special pretax charge of $22,986 in connection with the closing of the Company's Florida Division and the disposition of its assets. The closing was required as a result of the loss by the Florida Division of its single largest customer, Albertson's, which accounted for approximately 85% of its sales. This charge included provisions primarily for losses incurred on the disposition of the inventory and fixed assets, the estimated portion of the remaining lease obligations and the related operating costs necessary to maintain the Florida warehouse facilities until tenants could be found, litigation costs in connection with the Company's lawsuit against Albertson's and other costs relating to the closing. The Company's contract claims against Albertson's were dismissed by the Circuit Court of Orange County, Florida in March, 1994 and the 5th District Court of Appeals of the State of Florida on January 3, 1995 affirmed the decision of the Circuit Court. The Company's motion for a rehearing and/or clarification or certification was denied. The remaining Florida closing liabilities at August 26, 1995 relates primarily to employee benefit costs.

NOTE 5
______

PREFERRED SHARE PURCHASE RIGHTS PLAN

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

The Rights, which do not have any voting privileges, expire on January 26, 1999, and may be redeemed by the Company at a price of $0.02 per Right at any time prior to a person's or group's acquisition of 20% or more of the Company's Common Shares. The preferred stock that may be purchased upon exercise of the Rights may not be redeemed and may be subordinate to other series of the Company's preferred stock designated in the future.

In the event that the Company is acquired in a merger or other business combination transaction, provision will be made so that each holder of a Right will be entitled to buy the number of Common Shares of the surviving company, which at the time of such transaction would have a market value of two times the exercise price of the Right. In the event that any person or group owning 20% or more of the Common Shares of the Company (except pursuant to an offer for all outstanding Common Shares that the independent directors determine to be fair to and in the best interests of the Company and its shareholders) combines the Company in a merger in which the Company survives and its Common Shares are not changed, each holder of a Right (except rights held by the 20% owner) will be entitled to buy the number of Common Shares of the Company which at the time of the transaction have a value equal to two times the exercise price of the Right.

NOTE 6
______

INCENTIVE PLANS

Stock Option Plan

The Company's 1986 Stock Option Plan (the 1986 Plan) permits the granting of incentive options, non-qualified options and/or stock appreciation rights to executive and key employees of the Company. The option price of the incentive options may not be less than 100% of the fair market value of the stock on the date of grant. The option price of the non-qualified options may not be less than 85% of the fair market value of the stock on the date of grant. The number of Common Shares which may be granted under the 1986 Plan may not exceed 300,000 after adjustment for the anti-dilution provisions of the Plan. At August 26, 1995, incentive options for 197,277 Common Shares have been granted under the 1986 Plan and 67,672 Common Shares were available for grant. The options outstanding are for a term of ten years and are exercisable in installments ranging from 10% to 25% per year on a cumulative basis beginning one year from the date of grant.

Following is a summary of activity for the last three Fiscal years.
_________________________________________________________________
                                 Number of Shares   Price Range
_________________________________________________________________
Outstanding at August 29, 1992       203,949        $9.92-$18.13
  Canceled or forfeited               (6,672)           9.92
_________________________________________________________________
Outstanding at August 28, 1993       197,277         9.92- 18.13
_________________________________________________________________
Outstanding at August 27, 1994       197,277         9.92- 18.13
_________________________________________________________________
Outstanding at August 26, 1995       197,277         9.92- 18.13
_________________________________________________________________
Exercisable at August 26, 1995       151,563         9.92- 18.13
_________________________________________________________________

Restricted Stock Plan

Under the terms of the Company's 1989 Restricted Stock Plan, the Company may award up to 150,000 Common Shares to a limited number of officers and key employees of the Company. Under the terms of the Plan, the restricted stock may not be sold, transferred or assigned by the recipient until the end of the restricted recipient's employment is terminated prior to the end of the restricted period, except in the event of the death or disability of a recipient when a prorated number of shares will be issued based on the number of full months of employment. A recipient who retires during the restricted period will receive the full number of shares allocated under the Plan. During the restricted period, the recipient has the right to vote such shares and receive all dividends payable thereon. At August 26, 1995, there were no awards of restricted stock outstanding.

Employee Stock Purchase Plan

At August 26, 1995, 471,928 Common Shares are reserved under the Employee Stock Purchase Plan. Options are granted at the lower of 85% of the fair market value of the shares on the date of grant, or 100% of the fair market value on the date of exercise. Following is a summary of activity during the last three Fiscal years.
_________________________________________________________________
                                 Number of Shares   Price Range
_________________________________________________________________
Outstanding at August 29, 1992        62,057           $13.49
  Withdrawals                        (23,685)           13.49
_________________________________________________________________
Outstanding at August 28, 1993        38,372            13.49
  Exercised                          (42,503)           10.50
  Granted                             71,197             9.62
  Withdrawals                         (9,379)         9.62-13.49
_________________________________________________________________
Outstanding at August 27, 1994        57,687             9.62
  Withdrawals                         (6,796)            9.62
_________________________________________________________________
Outstanding at August 26, 1995        50,891           $ 9.62
_________________________________________________________________

Incentive Compensation Plan

The Company has an Incentive Compensation Plan under which incentive compensation awards based on performance may be granted to officers and key employees of the Company by the Compensation Committee of the Board of Directors. Awards in the amount (in thousands) of $472, $475 and $494 were made in Fiscal years 1995, 1994 and 1993, respectively.

NOTE 7
______

PENSION AND RETIREMENT PLANS:
(amounts in thousands except per share amounts)

Defined Benefit Plans

The Company has qualified non-contributory retirement plans to provide retirement income for eligible full-time employees who are not covered by union retirement plans. Pension benefits under the plans are based on length of service and compensation. The Company contributes amounts necessary to meet minimum funding requirements.

The plans' funded status at August 26, 1995 and August 27, 1994 were as follows:

_________________________________________________________________
                                       1995           1994
_________________________________________________________________
Actuarial present value of
  benefit obligation:
    Vested benefits                  $ 26,994       $ 24,930
    Nonvested benefits                    362            432
_________________________________________________________________
      Accumulated benefit
            obligation                 27,356         25,362
Additional benefits based on
  future salary levels                  3,084          3,020
_________________________________________________________________
  Projected benefit obligation         30,440         28,382
Plan assets at fair value,
  principally listed
  securities                          (29,647)       (27,261)
_________________________________________________________________
      Plan assets under
        projected benefit
        obligation                        793          1,121
Unrecognized net asset                    449            626
Unrecognized prior service costs         (935)          (790)
Unrecognized net actuarial costs       (1,377)        (1,703)
_________________________________________________________________
      Net Prepaid Pension Cost        $(1,070)      $   (746)
_________________________________________________________________

Assumptions used in the determination of the above amounts include the following:
_________________________________________________________________
                                         1995           1994
_________________________________________________________________
Discount rate for determining
  estimated obligations and
  interest cost                          8.5%           8.5%
Expected aggregate average
  long-term change in
  compensation                           4.5%           4.5%
Expected long-term
  return on assets                       8.5%           8.5%
_________________________________________________________________


Multi-Employer Plans

Approximately 61% of the Company's employees are covered by collectively-bargained, multi-employer pension plans.
Contributions are determined in accordance with the provisions of negotiated union contracts and generally are based on the number of hours worked. The Company does not have the information available to determine its share of the accumulated plan benefits or net assets available for benefits under the multi-employer plans.

Other Retirement Plans

The Company has adopted a non-qualified supplemental executive retirement plan which is available to certain officers designated as participants by the Board of Directors and provides for retirement benefits that participants would be entitled to receive under the qualified retirement plan were it not for limitations imposed by the Employment Retirement Income Security Act and federal tax law. Benefits under the non-qualified plan are payable to the participants and their spouses in the same manner and at the same time as benefits are payable under the Company's qualified retirement plan. These benefits aggregated approximately $2 million and $1.3 million at August 26, 1995 and August 27, 1994, respectively. The Company has established a grantor trust to provide funding for the benefits payable under the non-qualified plan. The trust is irrevocable and, with certain exceptions, the assets contributed to the trust can only be used to pay such benefits.

The Company sponsors a 401(k) savings plan for eligible employees. This 401(k) plan is designed to encourage eligible employees to save and invest regularly. All employee contributions are voluntary and no contributions are made by the Company.

Pension and Retirement Plan Expense

Aggregate cost for the Company's retirement plans includes the following components:

_________________________________________________________________
                                 1995        1994        1993
_________________________________________________________________
Defined Benefit Plan:
  Service cost benefits
    earned during the year     $   665     $   782     $   726
  Interest cost on projected
    benefit obligation           2,366       2,153       2,099
  Return on assets              (2,982)       (916)     (3,173)
  Net amortization and
    deferral                       592      (1,396)      1,027
_________________________________________________________________
Net pension expense                641         623         679
Multi-Employer Plans             2,395       2,339       2,347
Other Retirement Plans             643         294         135
_________________________________________________________________
Total Pension and
  Retirement Plan Expense      $ 3,679     $ 3,256     $ 3,161
_________________________________________________________________


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

The Company adopted the new method of accounting for post-retirement benefits (Financial Accounting Standards No. 106) effective August 29, 1993. This new standard requires that the expected cost of these benefits be charged to expense during the years that the employees render service. Prior to Fiscal 1994, all early retiree health care benefit costs were recognized as expense when paid and amounted to $202 in 1993. The Company has chosen to amortize the Accumulated Post-retirement Benefit Obligation (APBO) over 20 years on a straight-line basis, which approximates the average remaining service life of the participants. The Company has determined its SFAS No. 106 liability utilizing an outside actuary and the current provisions of such plans. These plans are unfunded. The Company's APBO at August 29, 1995 and August 27, 1994 was approximately $2.1 million and $2.5 million (pre-tax), respectively, and was based upon the following key assumptions.

_________________________________________________________________
Weighted average
discount rate:                8%

Retirement rates:             Varies from 2% to 5% per year
                              between Ages 55 through 61.

                              Increases up to 10% to 25% per
                              year between Ages 62 through 64.
_________________________________________________________________
Health care costs
trend rates:                  8.5% for Fiscal 1995 and decreasing
                              ratably to 4.5% by Fiscal 2003.
_________________________________________________________________

A one percentage point change in the assumed health care costs trend rate would change the APBO by approximately $300.

The Company's net periodic post-retirement benefit cost during 1995 includes the following:

_________________________________________________________________
                                        1995           1994
_________________________________________________________________
Service cost (benefits earned
  during the period)                    $ 70           $ 89
Interest cost on APBO                    163            188
Amortization of APBO                      97            127
_________________________________________________________________
Net periodic post-retirement
  benefit cost                          $330           $404
_________________________________________________________________

In addition, the Company offers inactive employees other benefits prior to retirement. Management does not believe that such benefits are material to the Company's financial position, results of operations or cash flows.

NOTE 8
______

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

In addition, the Company leases a portion of the delivery equipment used in its operations. Some of the leases may be cancelled on any anniversary date of the delivery of the equipment upon 120 days prior notice; however, the Company may be required to acquire the vehicle at its initial cost less accumulated depreciation, as defined. The annual rents are generally based on a flat charge plus a fixed fee per mile for operating and maintenance costs.

Following is a summary of property and equipment under leases that have been capitalized and included in the accompanying balance sheets:

_________________________________________________________________
                                            1995         1994
_________________________________________________________________
Buildings                                 $11,536      $11,536
Equipment                                      -           327
_________________________________________________________________
Total Property under Capitalized
  Leases                                   11,536       11,863
Accumulated Amortization                   (5,649)      (5,478)
_________________________________________________________________
Net Property under Capitalized
  Leases                                  $ 5,887      $ 6,385
_________________________________________________________________

The following represents the minimum lease payments remaining at August 26, 1995 under the capitalized leases and the minimum sublease rentals to be received under direct financing leases (covering certain retail store facilities which are sublet to retail customers):

_________________________________________________________________
                              Total        Direct
                           Capitalized    Financing
                             Leases        Leases        Net
_________________________________________________________________
1996                       $ 3,811        $  2,518     $ 1,293
1997                         3,750           2,503       1,247
1998                         3,711           2,461       1,250
1999                         3,658           2,406       1,252
2000                         3,666           2,414       1,252
2001 and thereafter         38,172          25,454      12,718
_________________________________________________________________
Total minimum lease
  payments                  56,768          37,756     $19,012
                                                       _______
Less executory costs        (1,905)        (1,892)
Less imputed interest
  (8.50% to 15.99%)        (28,579)       (18,745)
______________________________________________________
Present value of minimum
  lease payments            26,284         17,119
Less current maturities       (864)          (563)
______________________________________________________
Long-term obligations
  and investments          $25,420        $ 16,556
______________________________________________________

Total rental expense for all operating (noncapitalized) leases aggregated:

_________________________________________________________________
                           Minimum        Contingent    Total
_________________________________________________________________
1995
  Expense                  $ 9,662        $    403     $10,065
  Sublease Income           (4,178)           (370)     (4,548)
_________________________________________________________________
                           $ 5,484        $     33     $ 5,517
_________________________________________________________________
1994
  Expense                  $ 9,849        $    678     $10,527
  Sublease Income           (4,547)           (701)     (5,248)
_________________________________________________________________
                           $ 5,302        $    (23)    $ 5,279
_________________________________________________________________
1993
  Expense                  $ 9,801        $    647     $10,448
  Sublease Income           (4,532)           (640)     (5,172)
_________________________________________________________________
                           $ 5,269        $      7     $ 5,276
_________________________________________________________________

The future minimum lease commitments as of August 26, 1995 for all noncancellable operating leases are as follows:
_________________________________________________________________
                                          Sublease
                           Expense         Income        Net
_________________________________________________________________
1996                       $ 7,811        $ (5,208)    $ 2,603
1997                         6,911          (4,823)      2,088
1998                         5,866          (4,398)      1,468
1999                         4,616          (3,539)      1,077
2000                         3,155          (3,137)         18
2001 and thereafter         13,853         (13,796)         57
_________________________________________________________________
                           $42,212        $(34,901)    $ 7,311
_________________________________________________________________

NOTE 9
______

TRANSACTIONS WITH RELATED PARTIES:
(amounts in thousands)

During the Fiscal years 1995, 1994 and 1993, the Company paid $2,347, $2,284 and $2,999, respectively, to an insurance firm for insurance premiums on various forms of coverage. The Chairman of the Board of the Company was a shareholder of said firm. In Fiscal 1995, the Chairman sold his stock interest and he no longer is a shareholder of said firm. The above transactions were made in the ordinary course of business and, in the opinion of the Company's management, were at rates as favorable to the Company as could be obtained from unrelated parties for comparable coverage.

NOTE 10
_______

COMMITMENTS AND CONTINGENT LIABILITIES:
(amounts in thousands)

The Company is a defendant in various legal proceedings arising out of the conduct of business. While the ultimate outcome of these lawsuits cannot be determined at this time, management is of the opinion that any liability, to the extent not provided for through insurance or otherwise, would not have a material adverse effect on the Company's financial position, results of operations or cash flows.

The Company has guaranteed the payment of building leases for certain customers. The future minimum rentals aggregate approximately $4,636, with expiration dates beginning in 1995 through 2009. Certain of these leases also contain provisions for contingent rentals and options to extend, which the Company has also guaranteed.

The Company has also guaranteed the payment of principal and interest on notes of certain customers payable to banks. The principal amount guaranteed is approximately $2,159 as of August 26, 1995. The guarantee agreements expire beginning in Fiscal 1996 through 2000. The Company has determined that it is not practical to estimate the fair value of either of the above guarantees.

NOTE 11
_______

SUPPLEMENTAL CASH FLOWS INFORMATION:
(amounts in thousands)

Cash paid for interest and income taxes for the last three Fiscal years are as follows:

_________________________________________________________________
                                 1995        1994        1993
_________________________________________________________________
Interest*                      $ 4,410     $ 3,276     $ 4,070
Income Taxes                     3,737       3,793       1,481
_________________________________________________________________
*  Excludes interest capitalized and imputed interest on leases.

Capital lease transactions are considered non-cash items and accordingly, are not reflected in the consolidated statements of cash flows. Capital lease transactions for the last three Fiscal years are as follows:

_________________________________________________________________
                               1995        1994         1993
_________________________________________________________________
Capital lease obligations
  incurred                    $1,841      $   -        $10,471
Capital lease obligations
  retired                        107          -             -
_________________________________________________________________

NOTE 12
_______

FAIR VALUE OF FINANCIAL INSTRUMENTS:
(amounts in thousands)

     The following methods and assumptions were used to estimate the fair value disclosures for financial instruments:

     Cash, trade and supplier receivables, accounts payable and notes payable to bank: The carrying amount of these items approximates fair value due to their short-term nature.

     Notes receivable from retailers: The carrying amount approximates fair value as the receivables bear interest at a variable market rate which adjusts quarterly.

     Long-term debt obligations: The fair value of long-term debt obligations (excluding capital leases) is estimated using discounted cash flow analyses based on the current incremental borrowing rates for similar types of borrowing arrangements.

     The carrying amount and estimated fair value of the Company's long-term obligations at August 26, 1995 and August 27, 1994 are as follows:
_________________________________________________________________
                                            1995         1994
_________________________________________________________________
Carrying amount                           $35,800      $34,529
Fair value                                $38,087      $36,109
_________________________________________________________________

Interest Rate Swap Agreement: The estimated fair value of the interest rate swap with a $15,000 notional value, based on a financial institution's valuation model, at August 26, 1995 was a payable of approximately $161, which is accrued at August 26, 1995.

REPORT OF INDEPENDENT PUBLIC ACCOUNTS:

To the Shareholders and Board of Directors of Super Food Services,
Inc.:

We have audited the accompanying consolidated balance sheets of Super Food Services, Inc. (a Delaware corporation) and subsidiaries as of August 26, 1995 and August 27, 1994, and the related consolidated statements of income, cash flows and shareholders' equity for each of the three fiscal years in the period ended August 26, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Super Food Services, Inc. and subsidiaries as of August 26, 1995 and August 27, 1994, and the results of their operations and their cash flows for each of the three fiscal years in the period ended August 26, 1995, in conformity with generally accepted accounting principles.

As discussed in Notes 2 and 7 to the Consolidated Financial Statements, effective August 29, 1993, the Company changed its method of accounting for income taxes and changed its method of accounting for post-retirement benefits other than pensions.



                                  Arthur Andersen LLP

Dayton, Ohio,
October 19, 1995

QUARTERLY DATA

Super Food Services, Inc., and Subsidiaries
(amounts in thousands except per share amounts)
Year Ended August 26, 1995
____________________________________________________________________________________________
                    1st Quarter    2nd Quarter    3rd Quarter    4th Quarter      Total
                    (12 Weeks)     (12 Weeks)     (12 Weeks)     (16 Weeks)     (52 Weeks)
______________________________________________________________________________________________
Sales and other
  income              $271,241       $257,526       $260,208      $365,980      $1,154,955
Cost of sales          258,467        244,835        248,844       350,964       1,103,110
Net income               2,381          2,058          1,731         2,896           9,065
Earnings per
  common share             .22            .19            .16           .26             .83
Cash dividends
  declared per
  share                   .095           .095           .095          .095             .38
Market price
  range per share   10 3/8-12 1/4  10 1/4-12 1/4  10 1/4-11 5/8  10 1/2-13 7/8  10 1/4-13 7/8
______________________________________________________________________________________________
Year Ended August 27, 1994
______________________________________________________________________________________________
                    1st Quarter    2nd Quarter    3rd Quarter    4th Quarter      Total
                    (12 Weeks)     (12 Weeks)     (12 Weeks)     (16 Weeks)     (52 Weeks)
______________________________________________________________________________________________
Sales and other
  income              $271,132       $257,425       $253,234      $348,304      $1,130,095
Cost of sales          259,034        245,699        241,477       332,847       1,079,057
Net income               2,261          1,985          1,823         2,758           8,827
Earnings per
  common share             .21            .18            .17           .25             .81
Cash dividends
  declared per
  share                    .09            .09            .09           .09             .36
Market price
  range per share   10 1/4-13      12 5/8-13 7/8  11 3/4-14 3/8  10 1/2-14      10 1/4-14 3/8
______________________________________________________________________________________________

Due to rounding, the sum of the quarterly amounts may not equal the total for the year.

FIVE-YEAR SUMMARY OF FINANCIAL OPERATIONS
AND FINANCIAL REVIEW

Super Food Services, Inc., and Subsidiaries
(amounts in thousands except per share amounts)
___________________________________________________________________________________
Income Statement Data    1995         1994        1993         1992        1991
___________________________________________________________________________________
Sales and other
  income              $1,154,955   $1,130,095  $1,165,520   $1,573,321  $1,825,951
Cost of Sales          1,103,110    1,079,057   1,113,224    1,515,657   1,759,153
Selling, general and
  administrative          33,904       34,013      33,832       38,391      39,393
Interest, net              3,130        2,774       3,306        5,170       7,290
Provision for
  closing Florida
  Division                    -            -           -       22,986           -
Net income (loss)          9,065        8,827       9,216      (5,453)      12,198
Net income on share-
  holders' equity at
  beginning of year           7%           7%          8%        N.M.          10%
___________________________________________________________________________________

___________________________________________________________________________________
Balance Sheet Data
___________________________________________________________________________________
Total current assets
  at year end         $  157,325   $  160,480  $  157,858   $  162,554  $  217,443
Total assets at
  year end               256,899      258,419     248,238      251,519     304,183
Working capital           99,992       93,432     102,870       97,013     131,588
Current ratio               2.74         2.39        2.87         2.48        2.53
Long-term debt
  obligations
  including
  capitalized
  leases              $   60,420   $   55,994  $   60,285   $   53,980  $   87,404
Redeemable
  preferred
  stock                       -            -           -           567         576
Shareholders'
  equity                 137,878      132,973     127,641      122,012     130,348
___________________________________________________________________________________

___________________________________________________________________________________
Per Share Data
___________________________________________________________________________________
Weighted average
  number of common
  shares outstanding      10,949       10,943      10,893       10,885      10,807
Earnings (loss) per
  common share        $      .83   $      .81  $      .85   $     (.51) $     1.13
Book value per
  common share             12.59        12.14       11.70        11.20       12.03
___________________________________________________________________________________

N.M. equals not meaningful.